EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2010 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2009.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2009 is referred to in this description of the Republic of Panama as “2009” and other years are referred to in a similar manner unless otherwise indicated. All references to “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

- i -

- ii -

RECENT DEVELOPMENTS

Recent Government Actions

On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a new Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. This Law was published in the Gaceta Oficial Digital No. 26,056 of June 6, 2008, and came into effect on January 1, 2009. The new Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. Under Cabinet Resolution No. 163 issued on December 29, 2009, published in the Gaceta Oficial Digital No. 26,445-A on January 12, 2010, the Government approved the strategic plan of the Martinelli administration for the next five years, referred to as the Strategic Government Plan.

The Strategic Government Plan is comprised of three documents that outline the Government’s plans for the years 2010-2015: (1) the Five Year Investment Plan; (2) the Economic and Social Strategy; and (3) the Five Year Financial Program. The Strategic Government Plan seeks to boost economic and social development in order to achieve sustained economic growth, reduce poverty and improve income distribution. Accordingly, the Strategic Government Plan has the following objectives:

•	to promote opportunities for less developed segments to improve the distribution of wealth and poverty reduction;

•	to strengthen public institutions and their relationship with the private sector to develop knowledge, maximize efficiency and promote social inclusion;

•	to ensure a simple and fair distribution of tax burden, while maintaining economic competitiveness; and

•	to strengthen the domestic market to create a secure and transparent environment increasing producers’ and investors’ confidence, and in turn, reduce unemployment levels.

On January 4, 2010, the Cabinet Council of Panama adopted Cabinet Resolution No. 1, published in the Gaceta Oficial Digital No. 26,442 of January 7, 2010, approving a transaction to provide a cap on the cost of bunker fuel for electric generation in 2010, based on fuel prices prevailing during the year. The transaction is aimed at stabilizing the cost of electricity to consumers during 2010. The cost of the program is not considered to be material to the 2010 budget of the Republic.

In March 2010, Law 5 of 2010 was ratified, approving in Panama the Establishing Agreement of the Corporación Andina de Fomento, referred to as CAF, of February 7, 1968, as amended. This law was published in Gaceta Oficial No. 26,484 of March 8, 2010. During the general assembly of shareholders, which was held in Caracas in March 2010, it was determined that the Republic had met all the conditions to qualify as a Series A member of CAF, which gives the Republic access to up to approximately $1.8 billion in financing, representing approximately 15% of the assets of CAF. The Republic finalized its membership as a Series A member of CAF in July 2010.

In March 2010, Law 8 of 2010 was ratified, modifying the Panamanian Fiscal Code by adopting fiscal measures and creating the Administrative Tax Tribunal. This Law, published in the Gaceta Oficial Digital No. 26,489-A of March 15, 2010, came into effect on July 1, 2010, with the exception of Articles 9 and 10, relating to personal and corporate income tax rates, which were retroactively effective as of January 1, 2010. This Law increased the value-added tax, known as ITBMS, for the first time since it was established in 1976 pursuant to Law No. 75 of December 22, 1976, from 5% to 7%. The modified law also reduced the corporate income tax rate from its current level of 30% to 27.5%, effective as of January 1, 2010, with a further reduction, subject to certain exceptions, to 25%, beginning January 1, 2011. Personal income tax rates were modified to reflect the following: (1) taxable income up to $11,000 will have a 0% tax rate; (2) taxable income of more than $11,000 but less than $50,000 will be taxed at 15%; and (3) taxable income of $50,000 or more will be taxed in the amount of $5,850 for the first $50,000 and at 25% for any amount above $50,000. Law 8 of 2010 seeks to modify the Fiscal Code so that the Republic can generate additional revenue to provide for public services. The Republic intends to allocate the additional funds that it expects to receive to social expenses, security expenses and infrastructure development. The Fiscal Code was again amended pursuant to Law 33 of 2010, published in the Gaceta Oficial Digital No. 26,566-A of June 30, 2010. Among other reforms, Law 33 of 2010 added an additional chapter to the Fiscal Code regarding regulations to avoid double taxation.

In March 2010, Law 22 of 2006, published in the Gaceta Oficial Digital No. 25,576 of June 28, 2006, which regulates public contracts and related matters, was modified by Law 12 of 2010, published in the Gaceta Oficial Digital No. 26,493-B of March 19, 2010 in order to permit the Republic to contract goods and services not only using the lowest price as the selection criterion but also using the proposal which represents the best technical solution, or the best value, for the Republic.

On March 25, 2010, the Government announced a preliminary agreement to acquire control of the Corredor Sur and Corredor Norte toll highways in Panama. Under the agreement, a special purpose vehicle, referred to as the Empresa Nacional de Autopistas, or ENA¸ will be established to provide the financing for and to acquire ownership of the two toll roads. ENA will be fully owned by the Government and is expected to establish a trust, referred to as Fideicomiso Norte-Sur, which will function as a special purpose vehicle guaranteeing repayment of the debt issued to acquire both toll highways. It is expected that the Fondo Fiduciario para el Desarrollo, or the Development Trust Fund, and the Caja de Seguro Social, or the Social Security System of Panama, will participate as investors, acquiring security interests in the debt. Law 33 of 2010, published in the Gaceta Oficial Digital No. 2,566-A of June 30, 2010, grants the Development Trust Fund the ability to invest in administrative concessions related to the construction and operation of highway projects within Panama, enabling it to become one of the primary investors. Additionally, ENA will receive ownership of state-owned land assets in Colón and approximately 60 hectares of land, reclaiming rights in Panama City’s waterfront which are currently assigned to the Corredor Sur toll road. ENA will purchase the Corredor Sur toll road from the Mexican construction company Empresas ICA S.A.B. de C.V., referred to as ICA. ICA will receive $420 million in cash and will be responsible for its obligations to current bondholders of its outstanding $145 million in publicly traded Corredor Sur bonds. ENA will own 100% of the Corredor Sur toll highway and is expected to incur $65 million in additional debt from external sources to finance the cash consideration paid to ICA. The agreement also provides that ENA will purchase 100% of the Corredor Norte toll road from the Mexican-owned Grupo Pycsa S.A. de C.V., referred to as PYCSA, for $300 million in cash and $350 million in debt issued. The total cost for the acquisition of both toll roads is expected to be $1,070 million. After 10 years, it is expected that all outstanding debt will be repaid, resulting in the termination of the Fideicomiso Norte-Sur and the transfer of both toll highways to the Government as public domain assets. On July 9, 2010, six financial institutions with local financial operations were invited by the Republic to participate in a competitive selection process in order to determine which institutions will be awarded the structuring of the debt issuance necessary to complete the acquisitions. Of the six financial institutions, a consortium between HSBC and Global Bank were awarded the mandate with Citibank to act as trustee for the Fideicomiso Norte-Sur. The agreement to acquire control of the Corredor Sur and Corredor Norte toll roads received the full consent from the ICA and PYCSA shareholders, respectively. The agreement is expected to be finalized in early 2011, and the transactions, which are subject to applicable consents, approvals and authorizations, including the affirmative vote of the board of directors of the Social Security System of Panama, are not expected to increase the Republic’s direct debt. The Republic has entered into these transactions in order to acquire control of the toll roads and to promote their operational efficiency.

In April 2010, the Ministerio de Gobierno y Justicia, or Ministry of Government and Justice, was reorganized and split into two separate Ministries. Law No. 15 of 2010, published in the Gaceta Oficial Digital No. 26,511-A of April 14, 2010, created the Ministry of Public Security in order to oversee national security and protect Panamanian citizens and foreigners within the Republic’s jurisdiction. The Ministry of Public Security is responsible for determining the country’s security policies and planning, coordinating, controlling and supporting the efforts of the law enforcement, security and intelligence agencies under its direction. Law No. 19 of 2010, published in the Gaceta Oficial Digital No. 26,524-A of May 3, 2010, established the new Ministry of Government, which is in charge of assisting the President in topics related to local government, the penitentiary system, civil aviation and preserving the constitutional rights and guarantees of the Republic.

In May 2010, Law No. 23 of 2010 was ratified and published in the Gaceta Oficial Digital No. 26,548 of May 31, 2010, approving an association agreement between Panama and Costa Rica that was executed on October 29, 2009 in order to strengthen the relationship between the two countries through bilateral agreements.

In May 2010, Law No. 24 of 2010 was ratified and published in the Gaceta Oficial Digital No. 26,548 of June 4, 2010, approving the double taxation treaty between Panama and Mexico in order to avoid double taxation between the countries and to prevent income tax evasion.

In June 2010, Panama and Italy agreed to expand trade relations through cooperation and the promotion of bilateral investments with an emphasis on defense and security. In response, Panama has agreed to enter into various supply agreements with the Italian company, Finmeccanica S.p.A., and certain of its subsidiaries.

In June 2010, Law No. 28 of 2010 was ratified and published in the Gaceta Oficial Digital No. 26,551-B of June 8, 2010, creating the Cold Chain Secretariat. The Secretariat’s main objective will be to establish a cold chain system that can provide uninterrupted storage and distribution activities for high-value crops which maintain a given temperature range from the farm to the market. The cold chain system will assist local producers in reducing the high percentage of losses related to the post-harvesting and commercialization stages of agricultural production in order to increase national productivity.

The Economy

The National Assembly of the Republic of Panama (the “Assembly”) approved Panama’s 2010 budget on October 28, 2009. The 2010 budget contemplates total expenditures of $10.6 billion, with budget estimates based on an anticipated 6.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $511.7 million (or approximately 1.9% of estimated nominal GDP) for 2010.

In the first three months of 2010, Panama’s gross domestic product (“GDP”) registered an estimated real increase of 4.9% compared to the same period of 2009. The mining sector grew an estimated 5.0% percent in the first three months of 2010, compared to the same period of 2009 primarily due to a growth in the demand for basic materials used in construction and increased production related to the export of gold. Manufacturing activity increased an estimated 0.9% in the first three months of 2010 compared to the same period of 2009 due in part to an increase in the production of meat and meat products and in sugar refining activities. In the first three months of 2010, the construction sector grew by an estimated 4.7% compared to the same period of 2009 due to public and private investment in civil engineering and non-residential projects, including, among others, hydroelectric projects, expansion of the Panama Canal and the Government’s expansion and rehabilitation of road infrastructure. The transportation and communications sector grew an estimated 10.1% in the first three months of 2010 compared to the same period of 2009 primarily due to improved port operations, telecommunications systems and air transport operations. The financial intermediation sector grew an estimated 0.8% in the first three months of 2010 compared to the same period of 2009 primarily due to the performance of insurance companies and international banking centers.

The agriculture sector grew an estimated 0.3% in the first three months of 2010 compared to the same period of 2009 primarily due to a 9.3% increase in corn production and a 1.8% increase in sugarcane production. The fisheries sector decreased an estimated 18.5% in the first three months of 2010 compared to the same period of 2009 due to a decrease in the capture and export of marine products. The commerce, hotels and restaurant sector increased an estimated 14.7% in the first three months of 2010 compared to the same period of 2009 primarily due to an increase in the number of foreign tourists and higher sales of fuel, food, drinks, machinery, equipment and materials. The real estate sector increased an estimated 5.9% in the first three months of 2010 compared to the same period of 2009 primarily due to an increase in the supply of new residential units.

Public Debt

As of June 30, 2010, Panama’s external debt totaled approximately $10.2 billion, representing a minor increase of $2.1 million since December 31, 2009. Panama’s total public sector debt as of June 30, 2010 was approximately $11.0 billion, representing a minor increase of $11.5 million since December 31, 2009.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2009 with a program of Treasury Bill issuances with seven auctions from January 27, 2009 to December 15, 2009.

During that time, Panama issued $493.6 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. As of December 31, 2009, outstanding Treasury Bills amounted to $220.8 million and outstanding Treasury Notes amounted to $265.1 million. The Government continued the program of Treasury Bill issuances in 2010 with seven auctions from January 19, 2010 to July 20, 2010. During that time, Panama issued $179.1 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. The Treasury Notes program had been suspended after the issuance of September 6, 2005; however, the Government reinstated the Treasury Notes issuance program in 2010, and on January 26, 2010, the Executive Cabinet Council authorized the issuance of local Treasury Notes in a principal amount up to $600 million. Between February 4, 2010 and July 15, 2010, the Government issued $225.2 million of Treasury Notes in six auctions.

The Republic has improved its debt-to-GDP ratio in the past ten years. Panama’s ratio of total public sector debt to GDP decreased from 66.2% in 2005 to 61.0% in 2006. In 2007, Panama’s ratio of total public sector debt to GDP was 52.9%. As of December 31, 2008, the ratio of total public sector debt to GDP was 45.0%, and as of December 31, 2009, the ratio of total public sector debt to GDP was estimated to be 45.1%.

International Trade

Panama concluded its free trade negotiations with the United States in December 2006, and signed a free trade agreement with the United States (the “Trade Promotion Agreement”) on June 28, 2007 that will come into effect upon approval by each country’s legislature. The Panamanian Assembly ratified the Trade Promotion Agreement on July 11, 2007, but the U.S. Congress has yet to ratify the agreement.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund, referred to as the IMF, expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV consultation with Panama on July 11, 2010 for fiscal year 2009. In this review, the IMF Executive Board noted Panama’s strong economic fundamentals in response to the global financial downturn, contributing to a rapid recovery in economic activity and low unemployment. The IMF Executive Board also welcomed the improvement in the Republic’s sovereign credit rating and noted that the adoption of two comprehensive tax reforms should bolster the credibility of the fiscal framework and strengthen tax administration. In addition, the IMF Executive Board welcomed the progress made toward removing Panama from the “grey list” of tax havens provided by the Organisation for Economic Co-operation and Development, referred to as the OECD. See “The Panamanian Economy—Reforms and Development Programs”.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority. The expansion project includes the building of a new lane of traffic in conjunction with the construction of a third set of locks which will double the Canal’s capacity, allowing increased traffic and larger ships. On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, or GUPC, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately $3.1 billion. On August 11, 2009, GUPC provided a performance bond of $400 million to the Panama Canal Authority. Construction began in the third quarter of 2009 and is expected to be completed in 2014. The Panama Canal Authority continuously monitors the quality of GUPC processes and holds coordination meetings with GUPC quality-control personnel in order to ensure that the work is being performed in accordance with the terms of their agreement.

On September 2, 2009, the Assembly approved the Panama Canal Authority’s budget for its fiscal year ended September 30, 2010, allocating $40.3 million to the Canal’s investment program and $752.2 million to the Canal’s modernization program. On August 19, 2010, the Assembly approved the Panama Canal Authority’s budget for its fiscal year ending September 30, 2011, allocating $136.3 million to the Canal’s investment program and $234.9 million to the Canal’s modernization program.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the

IADB, CAF and International Finance Corporation (“IFC”) agreed to provide approximately $800 million, $500 million, $400 million, $300 million and $300 million, respectively, in financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of December 31, 2009, the Panama Canal Authority had allocated approximately $572.8 million of the expansion project through internal funding. In March 2010, the Panama Canal Authority received its first disbursement for $300 million for the expansion project, $200 million of which was provided by JBIC and $100 million was provided by EIB.

In 2008 and continuing in 2009, the United States, the main source of customers of the Panama Canal, experienced a marked deceleration of economic activity. Trade via the Panama Canal during its fiscal year ended September 30, 2008 was only slightly affected and toll revenues remained firm despite a decrease in transits, primarily due to an increase in prices. During the Panama Canal’s fiscal year ended September 30, 2009, there was a marginal decline in total transits and tonnage as compared to fiscal year ended September 30, 2008, from 14,702 transits to 14,342 transits. For the Panama Canal’s fiscal year ended September 30, 2009, toll revenue totaled approximately $1.4 billion as compared to $1.3 billion for fiscal year ended September 30, 2008, representing an increase of approximately 9.2%, mainly due to the effects of the implementation of the last phase of a three-step toll rate increase approved in May 2005. Several shipping companies requested the cancelation or deferral of the scheduled 2009 toll rate increase. The final decision to implement the third phase of the three-step toll increase was made in 2007, after extensive consultations in 2006 and early 2007 and significant accommodations to industry requests. Thus, despite the requests from shipping companies, the Panama Canal Authority believes that its price-setting consultation process provides for transparency and predictability in its pricing proposals in a manner that permits industry-wide participation.

From the beginning of its 2010 fiscal year, which began on October 1, 2009, through July 31, 2010, approximately 12,041 transits passed through the Canal as compared to 12,136 transits for the same period during fiscal year 2009, resulting in a decrease of approximately 0.8%. Approximately 251.2 million PC/UMS (Panama Canal Universal Measurement System) tons of cargo passed through the Canal between October 1, 2009 and July 31, 2010, as compared to 251.4 million PC/UMS tons during the same period of time for fiscal year 2009. From October 1, 2009 through July 31, 2010, toll revenue totaled approximately $1.2 billion, representing an increase of approximately 2.9% as compared to the same period during fiscal year 2009, mainly due a toll rate increase applied to most shipping categories in May 2009 and the remaining shipping categories in October 2009.

On October 1, 2009, the Panama Canal Authority announced that it would continue a program that provided short-term cost reduction and greater flexibility to its reservation system until April 30, 2010. The program consisted of temporary measures designed to help mitigate the impact of the economic crisis on the Canal’s clients, using information that was obtained through consultation with customers. On May 1, 2010, the short-term cost reduction program ended and the Panama Canal Authority returned to its regular pricing measures, but it determined to continue to offer flexibility in its reservation system until further notice.

Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the Panama Canal Authority decided not to proceed with a toll adjustment in 2010, in part due to the global economic slowdown. Instead, the Panama Canal Authority determined that the new toll adjustment would go into effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which are set to go into effect on April 1, 2011.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2005 through 2009:

	2005(R)	2006(R)	2007(R)	2008(R)	2009(E)
Economic Data:
GDP (millions, current dollars)	$15,465	$17,137	$19,794	$23,184	$24,349
GDP (millions, constant dollars)(2)	$14,041	$15,239	$17,084	$18,918	$19,374
GDP (% change, constant dollars)(2)	7.2%	8.5%	12.1%	10.7%	2.4%
Service Sector (% change, constant dollars)(2)(3)	8.3%	9.4%	12.0%	10.4%	2.9%
Other (% change, constant dollars)(2)(4)	2.7%	7.8%	8.7%	14.0%	(0.4)%
GDP Per Capita (constant dollars)(2)	$4,347	$4,646	$5,115	$5,564	$5,616
Population (millions)	3.23	3.28	3.34	3.40	3.45
CPI (% change)	3.5%	2.0%	6.5%	6.5%	1.9%
Unemployment	7.6%	6.7%	4.7%	4.2%	5.2%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$3,467	$4,273	$5,499	$6,015	$6,117
Total Consolidated Non-Financial Public Sector Expenditures (millions) (5)	$3,402	$3,624	$4,218	$5,294	$5,750
Overall Surplus (Deficit) (millions)	$(500)	$88	$683	$98	$(253)
As % of Current GDP	(3.2)%	0.5%	3.5%	0.4%	(1.0)%
Central Government Surplus (Deficit) (millions)	$(606)	$36	$240	$63	$(357)
As % of Current GDP	(3.9)%	0.2%	1.2%	0.3%	(1.5)%
Public Debt (at December 31):
Internal Debt (millions)	$2,652	$2,664	$2,195	$1,960	$822
External Debt (millions)	$7,580	$7,788	$8,276	$8,477	$10,150
Total Public Debt (millions)	$10,231	$10,453	$10,471	$10,438	$10,972
Public Debt (as % of Current GDP)
Internal Debt	17.1%	15.5%	11.1%	8.5%	3.4%
External Debt	49.0%	45.4%	41.8%	36.6%	41.7%
Trade Data:
Exports (f.o.b.) Goods(6) (millions)	$7,375	$8,478	$9,334	$10,323	$10,904
Imports (c.i.f.) Goods(6) (millions)	$(8,933)	$(10,190)	$(12,524)	$(14,869)	$(12,931)
Merchandise Trade Balance (millions)	$(1,558)	$(1,712)	$(3,190)	$(4,546)	$(2,026)
Current Account Surplus (Deficit) (millions)	$(1,022)	$(527)	$(1,407)	$(2,677)	$(4)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$675	$172	$622	$585	$610
Total Official Reserves (at December 31) (millions)	$1,205	$1,328	$1,927	$2,417	$2,753

(R)	Revised figures.
(E)	Estimated figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 1996 constant dollars.
(3)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colón Free Trade Zone (or the “CFZ”), Panama Canal, transportation and communications, public utilities and other services.
(4)	Including mining, manufacturing, agriculture and construction.
(5)	Excluding interest on external debt.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of December 31, 2009, Panama had an estimated population of 3.5 million and a population density of 118.3 people per square mile. During the period from 2005 to 2009, the population grew by an average of 1.7% per annum. Approximately 64.4% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 5.6% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 29.4% is under 15 years of age, 64.2% is between the ages of 15 and 64, and 6.4% is over the age of 65. Average life expectancy in Panama is 75 years. The infant mortality rate is estimated at 17 per 1,000 births. Panama’s official language is Spanish.

Panama’s per capita GDP for 2009, expressed in 1996 constant prices, was approximately $5,616 million. During the period from 2005 to 2009, the Government spent an average of 4.6% of GDP and 25.1% of Central Government expenditures on education. Education indicators from 2008 show that Panama’s adult literacy rate is approximately 94.6%. Estimates show that 14.4% of the population is considered to be living in poverty while 18.3% is considered to be living in extreme poverty.

As of July 1, 2010, the Panama Province, the Republic’s largest province, is estimated to comprise 51.3% of Panama’s total population. The Colón Province, located at the northern terminus of the Panama Canal, is estimated to comprise 7.2% of the total population.

Historical Information

Panama gained its independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904, and, between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately $6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments. Relations with the United States have been fully restored. Endara finished his presidential term, and in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso (“Moscoso”), who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos (“Torrijos”) was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli (“Martinelli”), who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009.

The Panamanian military was disbanded in 1990, and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice-President are each elected by direct, universal suffrage for a term of five years. The President and the Vice-President may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the Assembly, Panama’s unicameral legislative body. The number of electoral circuits, each comprising an average of approximately 56,655 persons, determines the number of legislators; as of August 2010, the Assembly had 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

On May 3, 2009, Martinelli, President of the Cambio Democrático (the “CD”), was elected President of the Republic of Panama for a five-year term with 60.0% of the vote, and took office on July 1, 2009. Martinelli’s coalition, consisting of CD, Partido Panameñista, MOLIRENA and Unión Patriotica, won a majority of the 71 seats available in the Assembly, securing 15, 21, two and four seats, respectively. The Partido Revolucionario Democrático (the “PRD”) secured 26 seats, the Partido Popular secured one seat, and the Vanguardia Moral de la Patria secured none. Two nonpartisan seats were secured.

Historically, there have been few material ideological differences among the significant political parties in Panama. CD is a relatively recent political party in Panama, having been founded on May 20, 1998. CD was an opposing party to the PRD, which was the former party that governed the Republic under Torrijos’ administration. The victory in 2009 was the first time the CD party, led by President Martinelli along with a coalition of other conservative parties, had won the presidential election.

In May 2009, Jose Luis Varela was elected President of the Assembly for a one year period, and in July 2010, José Muñoz was elected President of the Assembly for a one year period.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 145 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the IADB. Panama is a founding member of the Organization of American States and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”), as well as a member of the San José Pact, under which Venezuela and Mexico agreed to provide the Central American countries and four Caribbean countries with crude oil and petroleum products under preferential terms. On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with various international agencies, such as the IADB, the World Bank and the IMF, regarding its economic program, objectives, projections and policies. Recently, Panama has utilized the IADB and the World Bank for significant external financing. See “Public Sector Debt—External Debt”.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of a national printed currency and a Balboa exchange market causes the balance of payments to be less important than fiscal policy as an indicator of the Government’s external debt service capacity. Surpluses and deficits in the balance of payments have less effect than public sector fiscal surpluses and deficits on the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct a stimulative monetary policy and can finance public sector deficits only through borrowing. In 2005, the non-financial public sector registered a deficit of 3.2% of GDP. In 2006, however, the non-financial public sector registered a surplus of 0.5% of GDP, and in 2007, the non-financial public sector registered a surplus of 3.5% of GDP. In 2008, the non-financial public sector registered a surplus of 0.4% of GDP, and in 2009, the non-financial public sector registered a deficit of 1.0% of GDP. From 2005 to 2009, Panama experienced an average annual rate of inflation, as measured by the end-of-period consumer price index, or CPI, of 4.1%. In 2009, the annual rate of inflation, as measured by a revised end-of-period CPI with a base year of 2002, was estimated at 1.9%.

The Panamanian economy is dominated by a large service sector, which, in recent years, has represented an average of over three-quarters of GDP. The manufacturing and agricultural sectors represent far smaller percentages. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the fairly closed manufacturing and agricultural sectors, where productivity has been considerably lower and government policies have impeded efficient resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”.

While much of the service sector economic activity is represented by activities associated with public administration, commerce and real estate, the significant, internationally-oriented activities of this sector distinguish the Panamanian economy. The Panama Canal has played a significant role in the economy, accounting for an average of 4.7% of GDP from 2005 to 2009. The withdrawal of the U.S. military and reversion of facilities in the former Canal Zone, culminating with the reversion of the Canal itself at the end of 1999, had substantial fiscal and macroeconomic impacts on Panama and its economy. These impacts have largely been absorbed by Panama in the years since the withdrawal. In the Canal’s 2009 fiscal year (which ended September 30, 2009), commercial oceangoing traffic registered 14,342 transits, and the Canal’s toll revenue was $1.438 billion. See “The Panama Canal—Reversion of the Canal Area to Panama”.

Another significant and distinctive factor in the Panamanian economy is the Colón Free Trade Zone (the “CFZ”), a tax-favored export and import trading zone located near the Atlantic entrance to the Canal, which has accounted for approximately 7.2% of GDP between 2005 and 2009. See “The Colón Free Zone”. As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important banking sector that has represented an average of 8.1% of GDP from 2005 to 2009. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

In December 2005, the Torrijos administration achieved one of its primary legislative objectives when the Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from the current defined benefits system to personal savings accounts. Law No. 51 also establishes the obligation to support the Régimen de Invalidez, Vejez y Muerte (“IVM”) with annual deposits to an administration and investment trust created for the sustainability of the IVM, of $75 million in 2007, 2008 and 2009, $100 million in 2010, 2011 and 2012, and $140 million in 2013 through 2060.

Trade Liberalization. Trade liberalization received new impetus under the Pérez Balladares administration. Panama’s accession to the WTO became effective September 6, 1997. Panama had begun lowering its duties and quantitative restrictions in anticipation of WTO accession, although significant duties permitted under WTO rules remained in place for certain products. On January 1, 1997, a series of measures became effective generally providing for the: (i) conversion of all existing quotas and import permits to ad valorem tariffs; (ii) conversion of all remaining specific or mixed tariffs to ad valorem tariffs; and (iii) setting of a tariff ceiling of 40% for industrial products and 50% for agri-industrial products. A major piece of legislation designed, in part, to remove barriers to Panama’s accession to the WTO, the Ley de Universalización de Incentivos Tributarios a la Producción was passed by the Assembly in June 1995. As of September 1, 1997, tariffs were reduced to 10% for components of bread, cooking oils and numerous construction industry inputs, including steel and cement. The Ministry of Planning and Economic Policy, now referred to as the Ministry of Economy and Finance, retained a consultant to study further lowering of duties below those agreed with the WTO, and on October 10, 1997, the Cabinet approved additional reductions of tariffs on certain specific products to 15%. Upon assuming office, the Moscoso administration increased tariffs for certain agricultural products in October 1999. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

In early 2002, Panama signed an agreement in principle (the “Free Trade Agreement”) with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The agreement was aimed at diversifying the commercial market and services in the region, eliminating trade barriers and increasing investment. The Assembly approved the Free Trade Agreement in February 2003. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol, also approved by the Assembly in February 2003, which covers approximately 85% of both countries’ output. Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras, Guatemala and Nicaragua. In this regard, Law No. 17 of February 13, 2008, published in the Gaceta Oficial Digital No. 25,982 of February 20, 2008, serves as the ratification of the free trade agreement between Panama and Costa Rica; the effective date of the agreement was November 23, 2008, and its Tariffs Program entered into effect on January 1, 2009. Law No. 23 of April 25, 2008, published in the Gaceta Oficial Digital No. 26,032 of May 5, 2008, serves as the ratification of the free trade agreement between Panama and Honduras; this agreement became effective on January 9, 2009. The free trade agreement between Panama and Guatemala was ratified by the Assembly of Panama under Law No. 48 of 2008, published in Gaceta Oficial Digital No. 26,084 of July 16, 2008, and became effective on June 20, 2009. The free trade agreement between Panama and Nicaragua was ratified by the Assembly of Panama under Law No. 29 of 2009, published in Gaceta Oficial Digital No. 26,309 of June 23, 2009, and became effective on November 21, 2009 with the tariff reduction program taking effect on January 1, 2010. With these commercial agreements effective, nearly 90% of Panama’s total exports to these countries enter duty-free.

On October 11, 2005, Panama signed a bilateral investment treaty with Mexico, which was approved by the Assembly on November 8, 2006. In May 2005, after a six-year interruption, Panama resumed negotiations to conclude a free trade agreement with Chile. On January 12, 2007, the Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. This free trade agreement entered into force on March 7, 2008, eliminating nearly 93% of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

On June 20, 2006, then-President Torrijos signed Law No. 19 approving the free trade agreement between Panama and Singapore, which was signed by the parties on March 1, 2006. Upon effectiveness on July 1, 2006, Panama received immediate zero-tariff access for all products exported to Singapore. Panama negotiated varying terms (0-10 years) for tariff reductions on certain agricultural and industrial imports from Singapore and excluded from the agreement more than 200 agricultural products, including rice, pork, dairy products and chicken.

On December 19, 2006, Panama announced the completion of negotiations for the Trade Promotion Agreement with the United States. In 2006, more than 96% of Panama’s merchandise exports to the United States entered duty-free considering the application of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The Trade Promotion Agreement with the United States is expected to expand and secure those benefits for Panama in the long term. Upon effectiveness, this agreement will eliminate nearly 71.2% of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years. In return, the United States will eliminate immediately 99.7% of tariffs applied to industrial goods from Panama. On June 28, 2007, Panama and the United States signed the Trade Promotion Agreement, which will come into force upon approval of each country’s legislature. On July 11, 2007, Panama’s legislature ratified the Trade Promotion Agreement, but as of September 2010, the U.S. Congress has yet to ratify the agreement.

On August 11, 2009, Panama and Canada entered into a free trade agreement. Under the agreement, Panama’s fresh and processed maritime products, representing approximately 30% of its exports to Canada, will have better access to the Canadian market, and Canada will immediately eliminate 100% of its tariffs on imports from Panama. In addition, the agreement will remove tariffs on 90% of goods imported from Canada, with the remaining ones to be phased out over the next decade. The countries’ legislative bodies completed their review of the Free Trade Agreement on March 31, 2010, and on May 14, 2010, the Free Trade Agreement became effective.

In December 2009, Panama and Colombia announced that they will begin negotiations on a free trade agreement to increase trade and economic integration between the two countries. As of August 6, 2010, the two countries have completed three rounds of negotiations, but complete review and ratification of the free trade agreement remains pending.

Other Economic Reforms. Law No. 22 of June 27, 2006 established a new system for government procurement in Panama. Law No. 22 of June 27, 2006, which replaced Law No. 56 of December 27, 1995, created an autonomous government agency known as the Directorate General of Government Contracts that is responsible for the regulation and oversight of the government procurement process. Under Law No. 22 of June 27, 2006, the President appoints and the Assembly ratifies the appointment of a General Director of the Directorate General of Government Contracts. Law No. 22 of June 27, 2006 created an administrative tribunal to resolve appeals by Government contractors and required that the Government’s procurement of goods and services below $300,000 be conducted through an electronic system known as “Panamá Compra.”

During 2007, two export processing zones, or EPZs, were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, Zona Procesadora Chilibre was created, and in August 2007, Zona Procesadora Colon Maritime Investor, S.A. was created, to provide the infrastructure, facilities and support systems necessary to attract new business and foreign investments. As of March 2010, there were 82 registrations for official call centers, 44 of which were in operation. A total of 192 investors received assistance between January 2008 and July 2010.

On November 6, 2009, Law 69 of 2009 was ratified, governing public contracts. This law was published in the Gaceta Oficial Digital No. 26,402-C of November 6, 2009. The law prohibits modifications or amendments to investment contracts or concession agreements entered into by public sector entities in Panama that would be considered detrimental to the Republic.

Fiscal Reforms. In February 2005, the Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms sought to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions were eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. With the fiscal reforms, the Government chose to discontinue the use of open-ended tax incentives in favor of tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force.

On June 19, 2006, through Law No. 18, the Assembly modified articles of the Fiscal Code which implements a 10% capital gains tax on the sale of stocks, bonds and other securities. On January 11, 2007, Law No. 5 was passed which facilitated the process by which companies are formed. The law was created with the intention to foster increased investments within the country and to promote new business ideas. This law also protects commercial enterprises from unfair competition.

On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a new Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. This Law was published in the Gaceta Oficial Digital No. 26,056 of June 6, 2008, and came into effect on January 1, 2009. The new Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. Under Cabinet Resolution No. 163 issued on December 29, 2009, published in the Gaceta Oficial Digital No. 26,445-A on January 12, 2010, the Government approved the Strategic Government Plan of the Martinelli administration for the next five years. The Strategic Government Plan seeks to boost economic and social development in order to achieve sustained economic growth, reduce poverty and improve income distribution. See “Recent Developments—Recent Government Actions”.

On March 9, 2009, the Financial Stimulus Program, referred to as Programa de Estímulo Financiero or PEF, was created under Cabinet Decree No. 9, published in the Gaceta Oficial Digital No. 26,237 of March 10, 2009. The PEF was established to compensate for the reduction in credit available to Panamanian banks from international sources due to reductions in credit lines from banks abroad and from the international financial markets, in order to promote economic stability and employment growth during the global economic crisis. On June 2, 2009, pursuant to Cabinet Decree No. 19, the Republic modified the fundamentals of the program and reduced the amount of the PEF from $1.1 billion to $610 million, to be borrowed from Corporación Andina de Fomento, referred to as CAF, and Banco Nacional de Panamá, referred to as BNP, leaving open the possibility for BNP to enhance its support to the program in the future. Funds received under the PEF are deposited in a trust administered by BNP (as authorized under Cabinet Resolution No. 28, dated March 16, 2009), and benefit from a guarantee issued by the Republic. The PEF and its trust were duly implemented after the credit facilities were executed, and made publicly available to the Panamanian financial institutions. Panamanian financial institutions seeking access to the PEF are required to provide full collateral for their borrowings. Interest is charged at rates determined with reference to the interest on the loans used to fund the trust and to the term of each loan. Additionally, fees are assessed to cover administrative costs of the program. In connection with the PEF, President Martinelli issued Executive Decree No. 89, dated July 24, 2009, appointing the new Directive Council of the PEF, which is comprised of five individuals, including the General Manager and Risk Manager of BNP. The role of the Directive Council is to advise the Government on applicable measures to counteract the effects that the global economic crisis may have on Panama and to recommend credit policies applicable to the program.

On September 17, 2009, Law 49 of 2009 was ratified, modifying the Panamanian Fiscal Code. This law was published in the Gaceta Oficial Digital No. 26,370-C of September 17, 2009, and came into force on September 17, 2009, with the exceptions of Articles 9, 10 and 29, which came into effect on January 1, 2010. Currently, the Republic has one of the lowest tax rates in Latin America, which accounts for approximately 10% of GDP. Law 8 of March 15, 2010, published in the Gaceta Oficial Digital No. 26,489-A, modified the Fiscal Code and created an Administrative Tax Tribunal. Law 8 came into effect on July 1, 2010 with the exceptions of Articles 9 and 10, which were retroactively effective as of January 1, 2010. This Law increased the value-added tax, known as ITBMS, from 5% to 7%. The modified law also reduced the corporate income tax rate from 30% to 27.5%, effective as of January 1, 2010, with a further reduction, subject to certain exceptions, to 25%, beginning January 1, 2011. Law 8 of 2010 seeks to modify the Fiscal Code so that the Republic can generate additional revenue to provide for public services. The Republic intends to allocate the additional funds that it expects to receive to social expenses, security expenses and infrastructure development. The Fiscal Code was again amended pursuant to Law 33 of 2010, published in the Gaceta Oficial Digital No. 26,566-A of June 30, 2010. Among other reforms, Law 33 of 2010 added an additional chapter to the Fiscal Code regarding regulations to avoid double taxation.

Social Developments. Panama’s social spending generally does not involve income subsidies or other welfare benefits but instead focuses on spending in the social sectors of health, education and housing. Together, these areas represented approximately 66.0% of government expenditures for social developments in 2009.

In May 1995, the Government created the Fondo Fiduciario para el Desarrollo, referred to as the Development Trust Fund, pursuant to Law No. 20, and on June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs and infrastructure projects. The laws that currently govern the Development Trust Fund provide that up to $200 million may be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements are to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian Economy—The Role of the Government in the Economy”. In October 2004, the Assembly approved Law No. 52, which further amended the law creating the Development Trust Fund and reallocated certain funds from the Development Trust Fund to new projects, including aid for neighborhoods destroyed by floods in September 2004. For 2005 through 2009, funds were available in the following amounts: $31.8 million to water supply; $30.0 million to irrigation and agricultural projects; and $70.4 million to road rehabilitation. During the same period, $31.6 million had been disbursed to fund water supply projects; $27.2 million to fund irrigation and agricultural projects; and $63.0 million to fund road rehabilitation projects. From inception through December 31, 2009, approximately $189.3 million had been disbursed from the Development Trust Fund to support infrastructure projects, $1.0 million of which was disbursed in 2009.

In April 2001, Panama entered into a $47.9 million loan agreement with the World Bank to finance the Programa Nacional de Administración de Tierras, a national land management program. The program was restructured in March 2006, and provides equitable access to land and provides land administration services in selected rural, semi-urban and urban areas. As of September 2010, the loan has a remaining balance of $1.9 million, which must be paid by October 31, 2010.

On February 1, 2006, the Assembly approved Law No. 6, which assigns to the Ministry of Housing the responsibility to develop and oversee the coordination of national and local plans for sustainable development in Panama’s urban areas. Law No. 6 also requires the Ministry of Housing to coordinate with the various municipalities in its efforts to develop and execute local plans for the sustainable development of urban areas.

On August 4, 2009, Law 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. This Law was published in the Gaceta Oficial Digital No. 26,338-A of August 4, 2009. The program consists of issuing a monthly payment of $100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly currently living in poverty.

On August 25, 2009, President Martinelli issued Executive Decree No. 55, published in the Gaceta Oficial Digital No. 26,369 of September 16, 2009. This decree created the “Fondo Solidario de Vivienda” under the Ministry of Housing. This fund seeks to give low-income families up to $5,000 per family to use on the purchase of a home not to exceed $30,000. This contribution will be given to families that have an income of less than $800 a month.

Environmental Law. In July 2004 and August 2004, the Government and the United States Government signed two debt-for-nature swap agreements, pursuant to which Panama and the United States agreed to restructure debt owed by Panama to the United States in return for Panama’s commitment to fund, through 2016, a trust devoted to forest conservation activities in Panama’s Darién National Park and Chagres National Park.

During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, such as the protection of specific regions, the approval of the management plan for a national park and the regulation for wildlife preservation.

Infrastructure. Through the privatization of major public utilities, the Government has sought significant improvements in Panama’s infrastructure. The Government is expanding the highway network through administrative concessions for toll road projects. See “Structure of the Panamanian Economy—The Role of the Government in the Economy”. In 2002, plans were implemented for the construction of a new bridge over the Panama Canal, together with feeder roads. The estimated total cost of the project, including the designs, inspections and construction of the bridge and feeder roads, was approximately $204.1 million. On September 2, 2005, the feeder roads to the bridge were completed at a cost of $87.2 million.

Beginning in 2007, Panama has experienced a significant developmental increase in infrastructure. In 2008, the Ministerio de Obras Públicas (Ministry of Public Works, also referred to as MOP), invested $248.2 million in projects relating to the construction, rehabilitation and maintenance of all national highways, consisting of 13,615 kilometers of transportation networks. In April 2009, the first phase of the 42 kilometer trans-isthmus toll road connecting Panama City and Colón, referred to as the Madden-Colón highway, became operational. The first phase of the Madden-Colón highway cost approximately $299.6 million and connects Madden to Quebrada Lopez. As of August 2010, the second phase of the Madden-Colón highway, connecting Quebrada Lopez to Cuatro Altos, was underway, and is expected to be completed by the end of 2012 and cost approximately $203 million.

On July 2, 2009, President Martinelli issued Executive Decree No.150, published in the Gaceta Oficial Digital No. 26,316 of July 3, 2009, which came into effect on July 2, 2009. This decree created the Secretary of Metro for Panama. The Secretariat is part of the Ministry of the Presidency and is responsible for the organization and execution of all actions necessary with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, which will be known as “El Metro de Panamá.” El Metro de Panamá will be designed in order to provide Panamanians with a more efficient mass transportation system. The process of selecting contractors for the project has begun and the government anticipates that construction of the first phase will begin in the fourth quarter of 2010. The cost of the first phase is estimated to be approximately $1.5 billion, which the government expects to finance through central government borrowings from multilateral and bilateral lending institutions.

Plan Puebla-Panama. In June 2001, Panama, together with Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, a development plan to be supported by up to $2 billion in loans from the IDB and other multilateral organizations. The development would include joint management of natural resources and infrastructure projects such as highways, roads, electricity, seaports, airports, gas pipelines and communications as well as a plan for environmental protection. In May 2006, the Government signed a loan agreement with CAF for $80 million, of which $17.9 million was disbursed through December 2006, to improve and rehabilitate roads. In 2006, various initiatives were undertaken in Panama, under the Plan Puebla-Panama such as the construction of the Central American System of Electrical Interconnection, known as SIEPAC, and the repair and widening of the Tran-isthmus and Pan-American highways. In addition, the Voluntary Agreement for Sustainable Environmental Behavior was signed by Panama. In 2007, Plan Puebla-Panama continued its initiative to develop infrastructure projects. During 2007, the construction of SIEPAC began, which will create approximately 1,867 km of a regional energy grid at an estimated cost of $385 million.

In 2008, the presidents of the countries in Central America, Colombia and Mexico agreed to restructure the Plan Puebla-Panama by developing it into the Mesoamerica Project, seeking to strengthen regional integration and to create new opportunities among the member countries. As of December 31, 2009, the Mesoamerica project included approximately 100 projects and approximately $8.0 billion in investments in the area of energy, telecommunications and transportation. The Mesoamerica Project also plans to engage in social programs in the areas of health, environmentalism, housing and natural disasters.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty, or G-20, announced an agreement targeting tax havens and noted that the Organisation for Economic Co-operation and Development, referred to as the OECD, had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but have not yet fully implemented them. Panama has made significant progress toward removing itself from the OECD’s list by continued efforts to provide increased transparency and information sharing. During the current fiscal year, Panama has signed a treaty to avoid double taxation with Mexico and concluded negotiations for such treaties with Belgium, Barbados, France, Italy, The Netherlands, Spain and Qatar. Panama is also in the process of negotiating such treaties with Ireland, Luxembourg, South Korea and the Czech Republic. Most OECD member countries have been invited to negotiate, as well as important trading partners such as the United Kingdom, India and Japan. The Government believes it is implementing adequate measures to deal with this matter in order to be removed from the list in the near term.

Economic Performance—2005 Through 2009

Economic Performance in 2005. During 2005, Panama’s economy grew in all sectors, except public administration. Panama’s GDP registered a real increase of 7.2% in 2005 compared to 7.5% in 2004. Inflation, as measured by the end-of-period CPI, was 3.5% in 2005, compared to 2.0% in 2004, primarily due to higher international prices for petroleum and certain dairy products and a decline in the supply of agricultural products as a result of severe weather during 2005. The open unemployment rate decreased from 9.2% in 2004 to 7.6% in 2005.

In 2005, the primary sector grew an estimated 2.3% compared to 2004, primarily due to increased production in the agriculture sector, which grew by an estimated 2.6%. The growth in the agriculture sector was due in part to an increase in pineapple and live cattle exports, as well as an increase in rice production. The transportation and telecommunications sector grew by an estimated 14.1% in 2005 compared to 2004 due in part to increased port activity and shipments of cargo by railway. In 2005, the construction sector, which was negatively impacted by work stoppages in June 2005, grew an estimated 1.0% compared to 2004. Manufacturing activity increased an estimated 4.2% in 2005 compared to 2004 due in part to increased production of carbonated beverages and rubber and plastic products. The commerce, hotels and restaurant sector grew an estimated 5.5% in 2005 compared to 2004 due to an increase in wholesale and retail sales and an increase in the number of tourists visiting Panama. Activities of the CFZ increased an estimated 14.2% in 2005 compared to 2004 due in part to a rise in the demand for the CFZ’s services from Central America, Venezuela, and Ecuador.

Panama Canal activities grew an estimated 6.1% in 2005 compared to 2004 due to a rise in cargo volume and increased toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector grew an estimated 16.4% in 2005 compared to 2004 due to increases in external and internal credit. The public utilities sector grew by an estimated 5.6% in 2005 compared to 2004 due to increased demand for electricity from industrial, commercial and residential customers. Mining activities rose 0.1% in 2005 compared to 2004.

The Government’s current account for 2005 registered a deficit of $228 million (1.5% of nominal GDP), compared to a deficit of $331 million in 2004. The Government’s overall deficit decreased from $768 million in 2004 (5.4% of nominal GDP) to $606 million in 2005 (3.9% of nominal GDP). In 2005, Panama’s non-financial public sector balance registered a deficit of approximately $500 million (or 3.2% of nominal GDP), down from $691 million (or 4.9% of nominal GDP) in 2004.

Economic Performance in 2006. Panama’s GDP registered a real increase of 8.5% in 2006 compared to 7.2% in 2005. Inflation, as measured by the end-of-period CPI, was 2.0% in 2006 compared to 3.5% in 2005. The open unemployment rate decreased from 7.6% in 2005 to 6.7% in 2006.

In 2006, the primary sector grew an estimated 5.8% compared to 2005, primarily due to growth in the mining sector and the agriculture sector, which grew by an estimated 17.2% and 4.2%, respectively. The growth in the agriculture sector was due in part to an increase in pineapple and live cattle exports. The transportation and telecommunications sector grew by an estimated 13.9% in 2006 compared to 2005 due in part to increased investments in port infrastructure and a rise in activity and shipments of cargo by railway. In 2006, the construction sector increased by an estimated 18.4% compared to 2005. Manufacturing activity rose an estimated 3.9% in 2006 compared to 2005 due in part to the continued production of carbonated beverages and rubber and plastic products. The commerce, restaurants and hotels sector expanded an estimated 11.0% in 2006 compared to 2005 due to an increase in sales of automobiles and construction materials and an increase in the number of tourists visiting Panama. Activities of the CFZ increased an estimated 11.6% in 2006 compared to 2005 due in part to a rise in the prices of Latin American exports.

Panama Canal activities increased an estimated 13.4% in 2006 compared to 2005 due to an increase in cargo volume that was complemented by toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector expanded an estimated 15.0% in 2006 compared to 2005 due to increases in external and internal credit. The public utilities sector grew by an estimated 3.3% in 2006 compared to 2005 due to increased demand for electricity from industrial, commercial and residential customers.

The Government’s current account for 2006 registered a surplus of $446.8 million (2.6% of nominal GDP), compared to a deficit of $227.8 million in 2005 (1.5% of nominal GDP). The Government’s overall deficit decreased from $605.9 million in 2005 (3.9% of nominal GDP) to a surplus of $35.7 million in 2006 (0.2% of nominal GDP). In 2006, Panama’s non-financial public sector balance registered a surplus of approximately $87.8 million (or 0.5% of nominal GDP), up from a deficit of $500.1 million (or 3.2% of nominal GDP) in 2005.

Economic Performance in 2007. During 2007, Panama’s economy grew in all sectors. Panama’s GDP registered a real increase of 12.1% in 2007 compared to 8.5% in 2006. Inflation, as measured by the end-of-period CPI, was 6.5% in 2007, compared to 2.0% in 2006, primarily due to the worldwide increase in oil prices affecting various sectors of the economy, such as increased costs in energy and food production. The open unemployment rate decreased from 6.7% in 2006 to 4.7% in 2007.

In 2007, the primary sector grew an estimated 3.7% compared to 2006, primarily due to the mining sector, which grew by an estimated 24.0%, and the agriculture sector, which grew an estimated 0.6%. The growth in the mining sector was primarily due to the increased production of construction materials, and the growth in the agriculture sector was due in part to increased corn production. The transportation and telecommunications sector grew by an estimated 22.9% in 2007 compared to 2006 due in part to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. In 2007, the construction sector grew an estimated 21.8% compared to 2006 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure. Manufacturing activity increased an estimated 5.6% in 2007 compared to 2006 due in part to a rise in the processing of food and beverage products. Activities of the CFZ increased an estimated 4.9% in 2007 compared to 2006 due in part to greater demand for imported goods and the recovery of national manufacturing production.

The commerce, hotels and restaurants sector grew an estimated 16.3% in 2007 compared to 2006 due to increased tourism. Panama Canal activities grew an estimated 0.8% in 2007 compared to 2006 due to an increase in number of transit vessels and net tons transported. The financial intermediation sector grew an estimated 19.2% in 2007 compared to 2006 due to increased banking and insurance activity. The public utilities sector grew by an estimated 8.2% in 2007 compared to 2006 due to increased electricity production.

The Government’s current account for 2007 registered a surplus of $981.8 million (5.0% of nominal GDP), compared to a surplus of $446.8 million in 2006 (2.6% of nominal GDP). The Government’s overall surplus increased from approximately $35.7 million in 2006 (0.2% of nominal GDP) to approximately $240.1 million in 2007 (1.2% of nominal GDP). In 2007, Panama’s non-financial public sector balance registered a surplus of approximately $682.8 million (or 3.4% of nominal GDP), up from $87.8 million (or 0.5% of nominal GDP) in 2006.

Economic Performance in 2008. During 2008, Panama’s economy grew in all sectors. Panama’s GDP registered a real increase of 10.7% in 2008 compared to 12.1% in 2007. Inflation, as measured by the end-of-period CPI, was 6.5% in 2008, compared to 6.5% in 2007. As Panama is a net importer, the decrease in the price of oil and other commodities during the end of 2008 and early 2009 has had a short-term positive impact on the Panamanian economy, relieving some of the inflationary pressures and allowing for more disposable income of the population in general. The open unemployment rate decreased slightly from 4.7% in 2007 to 4.2% in 2008.

In 2008, the primary sector grew an estimated 11.6% compared to 2007, primarily due to the mining sector, which grew by an estimated 30.9%, and the agriculture sector, which grew an estimated 7.9%. The growth in the mining sector was primarily due to a greater demand for raw materials used by the construction sector, and the growth in the agriculture sector was due to increases in the amount of land used for farming. The construction sector grew by an estimated 30.7% in 2008 as compared to 2007 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure. However, construction activity decreased by approximately 35.0% in September 2008, 3.9% in October 2008 and 43.1% in November 2008, in each case as compared to the same months in 2007, due primarily to the effects of the global economic crisis. The total value of new construction, additions and repair projects approved in Panama increased 18.7% in 2008 as compared to 2007. During the first six months of 2008, the value of these projects increased over 50% as compared to the same period in 2007; however, during the final quarter of 2008, when the global economic crisis became more pronounced, the value of construction projects approved fell 13.9% as compared to the same period of 2007.

The CFZ grew an estimated 6.7% in 2008 as compared 2007. The PEF was designed by the Government to offset certain effects of the global economic crisis and to maintain the proper functioning of the productive sectors of the economy, including the CFZ. See “Recent Developments—Government”. Ongoing projects within the CFZ, including commercial movement automation and the completion of the Don Alberto Motta Highway, may have a positive impact in contributing to maintaining the efficiency and competitiveness of the CFZ operations.

The commerce, hotels and restaurant sector grew an estimated 7.9% in 2008 as compared to 2007, primarily due to increased tourism. The transportation and communications sector grew 20.0% in 2008 as compared to 2007, primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. Specifically, the Republic’s largest regional air carrier, COPA Holdings, S.A., experienced a 20.0% increase in traffic during 2008 as compared to 2007. In December 2008, COPA reported that air traffic increased 16.5% as compared to December 2007. Cable & Wireless Panamá S.A., a telecommunications entity 49% owned by the Government, experienced a 14.0% increase in sales in their fiscal year ended March 31, 2008 as compared to their fiscal year ended March 31, 2007, primarily due to growth in broadband internet usage, mobile devices and international communications. The financial intermediation sector grew an estimated 15.7% in 2008 as compared to 2007, primarily due to greater development in international banking. The real estate sector grew an estimated 6.3% in 2008 as compared to 2007.

The Government’s current account for 2008 registered a surplus of $1.0 billion (4.4% of nominal GDP), compared to a surplus of $981.8 million in 2007 (5.0% of nominal GDP). The Government’s overall surplus decreased from approximately $240.1 million in 2007 (1.2% of nominal GDP) to approximately $63.3 million in 2008 (0.3% of nominal GDP). In 2008, Panama’s non-financial public sector balance registered a surplus of approximately $97.8 million (or 0.4% of nominal GDP), down from $682.8 million (or 3.4% of nominal GDP) in 2007.

Economic Performance in 2009. Despite a global economic slowdown, Panama’s economy grew during 2009, registering a real GDP increase of 2.4% during 2009 compared to 10.7% in 2008. Inflation, as measured by the end-of-period CPI, was 1.9% in 2009. The open unemployment rate increased from 4.2% in 2008 to 5.2% in 2009.

The transportation and telecommunications sector grew by an estimated 13.7% in 2009 compared to 2008 (contributing 18.5% to GDP in 2009 compared to 16.7% in 2008) due to an increase in revenue by telecommunications companies primarily as a result of increased use of prepaid cellular plans and contracts, internet service and international calls. Mining activities increased 4.9% in 2009 compared to 2008, reflecting a contribution to GDP of 1.4%, due to high demand for mining products from construction activity. The construction industry grew by 4.5% in 2009 compared to 2008 due to public and private investment in primarily non-residential civil engineering projects, including, among others, hydropower projects, expansion of the Panama Canal and the expansion of ports and road rehabilitation projects carried out by the Government. The contribution of the construction industry to GDP rose from 5.9% in 2008 to 6.0% in 2009. The public utilities sector grew by 7.1% in 2009 compared to 2008, representing a contribution to GDP of 2.8% in 2009 compared to 2.6% in 2008. This increase was in part attributable to the establishment of new generating plants, which led to an increase in thermal energy production.

In 2009, the primary sector decreased an estimated 4.3% from 2008. In particular, the agriculture sector decreased 6.5% in 2009, representing 5.4% of GDP in 2009 as compared to 6.0% in 2008. This decrease is due in part to a decrease in the production of rice and fruits, as well as a decrease in exports by fisheries.

Activities of the CFZ decreased 9.2% in 2009 compared to 2008, reflecting a contribution to GDP of 6.2% in 2009 compared to 7.0% of GDP in 2008. This decrease is primarily attributable to the international economic downturn and trade restrictions imposed by certain major South American customers, such as Colombia, Ecuador and Venezuela. The manufacturing sector decreased 0.3% in 2009 compared to 2008 (contributing 6.0% to GDP in 2009 compared to 6.2% in 2008) due in part to a decrease in the production of certain food products, paper products and chemical products. Panama Canal activities decreased 10.5% in 2009 compared to 2008 (contributing 4.1% to GDP in 2009 compared to 4.7% in 2008) due in part to a decrease in secondary activities, which led to a reduction in the reservation system. The financial intermediation sector decreased 2.2% in 2009 compared to 2008 (contributing 8.3% to GDP in 2009 compared to 8.7% in 2008) due in part to decreased banking activity, including a reduction in banking licenses and service charges.

The Government’s current account for 2009 registered a surplus of $1.1 billion (4.5% of nominal GDP), compared to a surplus of $1.0 billion in 2008 (4.4% of nominal GDP). The Government’s overall surplus decreased from $63.3 million in 2008 (0.3% of nominal GDP) to a deficit of $357.2 million in 2009 (1.5% of nominal GDP). In 2009, Panama’s non-financial public sector balance registered a deficit of approximately $253.2 million (or 1.0% of nominal GDP), down from a surplus of $97.8 million (or 0.4% of nominal GDP) in 2008.

The following table sets forth Panama’s principal price indicators for each of the years 2005 through 2009:

TABLE NO. 2

Inflation

(percentage change from previous period)

	2005(R)	2006(R)	2007(R)	2008(R)	2009
Period Average:
Consumer Price Index	2.9%	2.5%	4.2%	8.7%	2.4%
Wholesale Price Index:
Imports	10.4	10.1	5.8	21.1	(14.1)
Industrial products	1.6	1.8	4.5	11.5	0.7
Agricultural products	(0.2)	3.2	6.3	3.5	8.6
All products	5.7	6.1	5.3	15.8	(6.7)

End of Period:
Consumer Price Index	3.5%	2.0%	6.5%	6.5%	1.9%
Wholesale Price Index:
Imports	11.2	5.2	16.5	(19.4)	(13.4)
Industrial products	1.4	2.3	6.2	0.6	6.9
Agricultural products	5.6	3.8	7.0	0.1	6.9
All products	6.2	3.9	11.4	(10.7)	(28.3)

(R)	Revised figures.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2005 to 2009:

TABLE NO. 3

Gross Domestic Product

	2005	2006	2007(R)	2008(P)	2009(E)
Gross Domestic Product (millions of dollars in constant prices)(1)	$14,041.2	$15,238.6	$17,084.4	$18,917.6	$19,374.2
% Change over Previous Year	7.2%	8.5%	12.1%	10.7%	2.4%
Gross Domestic Product (millions of dollars at current prices)	$15,464.7	$17,137.0	$19,793.7	$23,183.9	$24,349.4
% Change over Previous Year	9.1%	10.8%	15.5%	17.1%	5.0%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2005	2006	2007(R)	2008(P)	2009(E)
Primary Activities:
Agriculture(2)	$997.0	$1,039.1	$1,045.0	$1,127.9	$1,054.8
Mining	136.1	159.5	197.8	259.0	271.8

Total	$1,133.1	$1,198.6	$1,242.8	$1,386.9	1,326.6

Industrial Activities:
Manufacturing	$1,026.9	$1,066.7	$1,126.7	$1,171.9	$1,168.2
Construction	594.6	704.0	857.2	1,120.3	1,170.4

Total	$1,621.5	$1,770.7	$1,983.9	$2,292.0	$2,338.6

Services:
Public utilities	$433.4	$447.6	$484.3	$501.2	$536.9
Commerce, restaurants and hotels	1,370.0	1,520.3	1,767.7	1,907.6	1,939.9
Transportation and communications	1,880.0	2,140.7	2,631.4	3,156.7	3,587.8
Colón Free Zone	1,063.5	1,186.9	1,244.9	1,328.9	1,206.6
Panama Canal Authority	688.0	780.2	786.1	893.9	800.3
Financial intermediation	1,032.4	1,187.1	1,414.7	1,636.7	1,600.8
Real estate	2,257.4	2,401.3	2,607.8	2,771.5	2,877.8
Public administration	1,208.3	1,231.8	1,272.7	1,321.0	1,353.3
Other services	762.5	803.4	894.7	949.7	984.9

Total	$10,695.5	$11,699.3	$13,104.3	$14,467.2	$14,888.30

Plus Import Taxes(3)	$880.2	$944.3	$1,133.2	$1,175.3	$1,251.0
Less Imputed Banking Services	(289.0)	(374.3)	(379.8)	(403.9)	(430.4)

Gross Domestic Product	$14,041.2	$15,238.6	$17,084.4	$18,917.6	$19,374.2

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change)(1)

	2005	2006	2007(R)	2008(R)	2009(E)
Primary Activities:
Agriculture(2)	2.6%	4.2%	0.6%	7.9%	(6.5)%
Mining	0.1	17.2	24.0	30.9	4.9
Total	2.3	5.8	3.7	11.6	(4.3)

Industrial Activities:
Manufacturing	4.2	3.9	5.6	4.0	(0.3)
Construction	1.0	18.4	21.8	30.7	4.5
Total	3.0	9.2	12.0	15.5	2.0

Services:
Public utilities	5.6	3.3	8.2	3.5	7.1
Commerce, restaurants and hotels	5.5	11.0	16.3	7.9	1.7
Transportation and communications	14.1	13.9	22.9	20.0	13.7
Colón Free Zone	14.2	11.6	4.9	6.7	(9.2)
Panama Canal Authority	6.1	13.4	0.8	13.7	(10.5)
Financial intermediation	16.4	15.0	19.2	15.7	(2.2)
Real estate	7.3	6.4	8.6	6.3	3.8
Public administration	(0.7)	1.9	3.3	3.8	2.4
Other services	3.7	5.4	11.4	6.1	3.7
Total	8.3	9.4	12.0	10.4	2.9

Plus Import Taxes(3)	9.9	7.3	20.0	3.7	6.4
Less Imputed Banking Services	10.1	29.5	1.5	6.3	6.6
Gross Domestic Product	7.2%	8.5%	12.1%	10.7%	2.4%

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2005(R)	2006(R)	2007(R)	2008(P)	2009(E)
Primary Activities:
Agriculture(2)	7.1%	6.8%	6.1%	6.0%	5.4%
Mining	1.0	1.0	1.2	1.4	1.4

Total	8.1	7.9	7.3	7.3	6.8

Industrial Activities:
Manufacturing	7.3	7.0	6.6	6.2	6.0
Construction	4.2	4.6	5.0	5.9	6.0

Total	11.5	11.6	11.6	12.1	12.1

Services:
Public utilities	3.1	2.9	2.8	2.6	2.8
Commerce, restaurants and hotels	9.8	10.0	10.3	10.1	10.0
Transportation and communications	13.4	14.0	15.4	16.7	18.5
Colón Free Zone	7.6	7.8	7.3	7.0	6.2
Panama Canal Authority	4.9	5.1	4.6	4.7	4.1
Financial intermediation	7.4	7.8	8.3	8.7	8.3
Real estate	16.1	15.8	15.3	14.7	14.9
Public administration	8.6	8.1	7.4	7.0	7.0
Other services	5.4	5.3	5.2	5.0	5.1

Total	76.2	76.8	76.7	76.5	76.8

Plus Import Taxes(3)	6.3	6.2	6.6	6.2	6.5
Less Imputed Banking Services	(2.1)	(2.5)	(2.2)	(2.1)	(2.2)

Total	100.0%	100.0%	100.0%	100.0%	100%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 76.6% of real GDP from 2005 to 2009. Services include: real estate; transportation and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While real estate and public administration represent significant percentages of real GDP (estimated to be 14.9% and 7.0%, respectively, of real GDP in 2009), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Real Estate. The largest single component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. In 2003, an amendment to the tax law created a property tax exemption and tax incentives for improvements made to residential and commercial properties prior to 2005, which in addition to low mortgage rates resulted in a rise in real estate activity in 2003 and 2004. Real estate represented 16.1% of real GDP in 2005, 15.8% of real GDP in 2006, 15.3% of real GDP in 2007, 14.7% of real GDP in 2008 and an estimated 14.9% of real GDP in 2009.

Transportation and Communications. The transportation and communications sector, which includes ports, rails and telecommunications, has been an increasing component of the Panamanian economy in recent years. It represented an estimated 18.5% of GDP in 2009, 16.7% of GDP in 2008, 15.4% of GDP in 2007, 14.0% of GDP in 2006 and 13.4% of GDP in 2005.

Commerce. Commerce (which includes wholesale and retail activities, restaurants and hotels) represented an estimated 10.0% of GDP in 2009, 10.1% of GDP in 2008, 10.3% of GDP in 2007, 10.0% of GDP in 2006 and 9.8% of GDP in 2005. In 2009, retail activities rose 3.1% compared to 2008, in part as a result of an increased demand in food, drinks and textiles, while wholesale activities decreased 0.1% compared to 2008, due in part to a decrease in sales of agricultural raw materials, fuel and construction materials. In 2009, the restaurants and hotels sector grew 2.0% primarily due to increased services provided by restaurants.

Financial Services. The financial services sector represented an estimated 8.3% of GDP in 2009, 8.7% of GDP in 2008, 8.3% of GDP in 2007, 7.8% of GDP in 2006 and 7.4% of GDP in 2005. Approximately 3.8% of this sector’s contribution to GDP is accounted for by the banking sector, which as of December 2009, consisted of BNP and Caja de Ahorros, two state-owned banks, and 76 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. Figures show that, as of December 31, 2009, banking sector assets and deposits totaled approximately $53.6 billion and $41.9 billion, respectively. See “Financial System—The Banking Sector”.

Public Administration. Public administration, principally representing government activities, represented an estimated 7.0% of GDP in 2009, 7.0% of GDP in 2008, 7.4% of GDP in 2007, 8.1% of GDP in 2006 and 8.6% of GDP in 2005.

Colón Free Zone. The CFZ has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2009, approximately 1,600 companies used the CFZ service facilities for a variety of trading activities. The CFZ represented an estimated 6.2% of GDP in 2009, 7.0% of GDP in 2008, 7.3% of GDP in 2007, 7.8% of GDP in 2006 and 7.6% of GDP in 2005. Total imports to the CFZ fell to $7.8 billion in 2009 from $9.1 billion in 2008. Total re-exports in 2009 were $10.9 billion, as compared with $9.6 billion in 2008. CFZ value added (re-exports minus imports) increased to an estimated $3.2 billion in 2009, compared to $569 million in 2008. See “The Colón Free Zone”.

Panama Canal. For the years 2005 through 2009, economic activity associated with the Panama Canal Authority contributed an average of 4.7% to GDP. Total toll revenue increased 9.2% to $1.44 billion at fiscal year-end 2009 from $1.32 billion at fiscal year-end 2008. Canal transits decreased 2.4% in the Canal’s 2009 fiscal year (which ended September 30, 2009) to 14,342 transits from 14,702 transits in the Canal’s 2008 fiscal year, and cargo tonnage decreased 5.6%. From 2007 to 2009, toll revenues increased 21.5%, while cargo tonnage decreased 4.9% and the number of transits decreased 2.6%. See “The Panama Canal—General”.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 12.1% of GDP in 2009, 12.1% of GDP in 2008, 11.6% of GDP in 2007, 11.6% of GDP in 2006 and 11.5% of GDP in 2005. Manufacturing represented an estimated 6.0% of GDP in 2009. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, the manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and free trade negotiations, many of such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”. Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

In 2005, construction activity only increased by 1.0% in part due to work stoppages in June 2005. In 2006, construction activity increased by 18.4% in part due to real estate construction. In 2007, construction activity increased by 21.8% in part due to due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure. In 2008, construction activity increased by 30.7% and represented an estimated 5.9% of GDP in part due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure. Construction activity increased by 4.5% in 2009 and represented an estimated 6.0% of GDP in 2009. This increase was primarily attributable to public and private investment in non-residential civil engineering projects.

Agriculture and Mining Sector. The agriculture and mining sector is the third largest segment of the Panamanian economy in terms of GDP, accounting for an estimated 6.8% of GDP in 2009, 7.3% of GDP in 2008, 7.3% of GDP in 2007, 7.9% of GDP in 2006 and 8.1% of GDP in 2005. This sector employs a significant percentage of the Panamanian employed workforce (18.0% in 2009). Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2009, the value of agricultural production (which includes fisheries production) is estimated to have decreased by 6.5%, after having increased by 7.9% in 2008.

Historically, bananas were Panama’s primary agricultural product and merchandise export. However, the establishment by the European Union (“E.U.”) in 1994 of a preferential trade assistance program with certain ACP (African, Caribbean and Pacific) countries receiving assistance under the Lomé Convention resulted in trade barriers that have adversely affected Panama’s banana industry.

In April 2001, the E.U. and the United States resolved their ongoing dispute regarding the preferential trade assistance program before the European Commission, agreeing on a tariff-only system to be implemented by 2006. In January 2006, Panama began paying a tariff of 176 Euros per metric ton of bananas entering the E.U. However, in the transition period, Panama’s banana exports to the E.U. continued to experience a decline. In 2005, banana production decreased 12.5% and accounted for 6.9% of agricultural value. In 2006, banana production increased 18.0% and accounted for 7.6% of agricultural value. In 2007, banana production increased 1.1% and accounted for 7.6% of agricultural value. In 2008, banana production decreased to 17.2% and accounted for 5.9% of agricultural value. In 2009, banana production decreased 4.6% from 2008 and accounted for an estimated 29.7% of agricultural value.

In recent years, fisheries have provided one of Panama’s primary agricultural product and merchandise exports. Fisheries decreased by 2.9% from 2008 to 2009, representing an estimated 2.6% of 2009 agricultural value. Fresh and frozen fish filet exports increased 7.7% from $264.8 million in 2005 to $285.2 million in 2009. See “Foreign Trade and Balance of Payments—General”.

Figures indicate that shrimp exports totaled $45.0 million in 2009, an increase of 1.0% from $40.7 million in 2008.

Cattle and other livestock production represented an estimated 12.1% of 2009 agricultural value, increasing by 6.6% from 2008. Cattle and livestock production has accounted for a declining portion of agricultural value in recent years, as other sectors such as fisheries and poultry production have grown in importance. Cattle and livestock production accounted for 12.1%, 10.6% and 9.6% of agricultural value in 2009, 2008 and 2007, respectively.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute (“IMA”). See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government expenditures (including Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions) totaled $3.99 billion in 2009, $3.67 billion in 2008, $3.24 billion in 2007, $3.09 billion in 2006 and $2.94 billion in 2005. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2009:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2009 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$6,159.0	$521.5	$201.8	$139.3	$67.0
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	655.9	592.7	88.4	(24.2)	0.0

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2009.

Sources: BNP and IDAAN.

In 1991, the Government initiated a privatization and public restructuring program managed by the executive branch through the Privatization Process Coordination Unit, an office within the Ministry of Economy and Finance. In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures.

On June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs. Law No. 22 established a five-member Advisory Board to determine investment criteria and other policies for the Development Trust Fund. Law No. 22 provides that the Advisory Board shall consist of the Minister of Economy and Finance, who will also be the chairperson of the Advisory Board, another Minister appointed by the President, a representative designated by the executive branch, and a delegate from each of the Consejo Nacional de Trabajadores Organizados (the “National Council of Organized Workers”), which represents unionized workers, and the private business sector. The executive branch selects the labor and business delegates from a list of three nominees provided by the National Council of Organized Workers or the private business sector, as the case may be.

In the first half of 2002, the National Dialogue (discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement that earnings on Development Trust Fund investments could be used for general budget support. In 2003 and 2004, the Development Trust Fund transferred $61.9 million of investment earnings to the Central Government. The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35%, and provides a mechanism, adjusted to reflect the Republic’s economic growth, to meet those targets over the medium term. To facilitate debt management, the law allows the Republic to invest up to 100% of the principal of the Development Trust Fund in Panamanian bonds. The law also provides for up to $200 million in spending of Development Trust Fund principal on several large infrastructure projects, designed to stimulate employment starting in 2003. These projects include the widening of the Inter-American highway, road and canal rehabilitation projects, irrigation projects, and projects aimed at improving the supply of potable water and the sewage system. For 2005 through 2009, funds were available in the following amounts: $31.8 million to water supply; $30.0 million to irrigation and agricultural projects; and $70.4 million to road rehabilitation. During the same period, $31.6 million had been disbursed to fund water supply projects; $27.2 million to fund irrigation and agricultural projects; and $63.0 million to fund road rehabilitation projects. From inception through December 31, 2009, approximately $189.3 million had been disbursed from the Development Trust Fund under Law 20 of 2002 to support infrastructure projects, $1.0 million of which was disbursed in 2009.

As of December 31, 2009, audited financial statements showed a balance of $1.184 billion in the Development Trust Fund, as compared to a balance of $1.177 billion as of December 31, 2008. Of this amount, approximately $759.7 million was represented by Development Trust Fund holdings in Panamanian bonds. See “Public Sector Debt—External Debt” for information concerning sales of such bonds in 2010. The Ministry of Economy and Finance has invested part of the principal of the Development Trust Fund with three asset managers. The asset managers are Goldman Sachs, Morgan Stanley and BlackRock. As of December 31, 2009, the three asset managers had $144.6 million under management. The Bank of New York Mellon has been appointed global custodian of the funds administered by the asset managers. The Republic is in the process of allocating the proceeds from the 2010 sales of Panamanian bonds previously held by the Development Trust Fund to the three asset managers.

The Government has taken other steps in recent years to reduce its direct role in the economy. On January 11, 2007, the Assembly approved Law No. 5 which simplifies the prerequisites to establish companies in the Panama. Pursuant to Law No. 5, the Government created the Panama Emprende system in 2009 in order to electronically streamline the process by which companies incorporate in Panama.

Principal Operations and Privatization of Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. IRHE was responsible for the planning, coordination and supervision of programs for electricity generation, transmission and distribution, as well as conservation of energy resources. Electric rates were set by IRHE; however, since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Ente Regulador de Servicios Públicos (“ERSP”). See “—Other Legislation Related to Economic Reform —Public Services Law”.

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law states that up to 10% of the stock of each company will be made available for the benefit of employees. In October 1998, 51% of the stock of three IRHE distribution companies was sold. In January 1999, 49% of the stock of the hydroelectric generating companies, and 51% of the stock of the thermoelectric generating company was sold. Panama received $604 million in the aggregate for the sale of the shares. Pursuant to Panamanian law, the transmission company remains 100% state-owned.

Panama currently has high electric rates (an average of 0.1689 cents per Kilowatt Hour as of December 31, 2009), and demand for electricity in 2009 grew an estimated average rate of 4.9% from 2008. As of December 31, 2009, Panama had an installed generating base of 1,789 Megawatts (“MW”), of which 879.77 MW was hydroelectric and 909.2 MW was thermoelectric. In November 2003, Hidroeléctrica Esti initiated operations of two hydroelectric plants in the province of Chiriquí that generate a base load of 120 MW. In 2006, total energy generation in the wholesale market increased 5.4% from 2005, and Panama registered a gross generation of 6,073.4 Gigawatt Hour (“GWh”), of which 3,819.9 GWh was hydroelectrically generated and 2,253.5 GWh was thermoelectrically generated. In 2007, total energy generation in the wholesale market increased 7.4% from 2006, and Panama registered a gross generation of 6,431.1 GWh, of which 3,706.0 GWh was hydroelectrically generated and 2,725.1 GWh was thermoelectrically generated. In 2008, total energy generation in the wholesale market registered a gross generation of 6,346.6 GWh, of which 3,924.6 GWh was hydroelectrically generated and 2,422.0 GWh was thermoelectrically generated. In 2009, total energy generation in the wholesale market increased 5.4% from 2008, and Panama registered a gross generation of 6,864.7 GWh, of which 3,893.3 GWh was hydroelectrically generated and 2,971.4 GWh was thermoelectrically generated.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service.

In 1997, the Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding $652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. There are currently no plans for the sale of Panama’s remaining 49% interest in C&W Panama. INTEL was historically profitable and regularly paid dividends to the Central Government. Those dividends averaged approximately $103 million per year during the 1990-1996 period, but have decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. For the company’s fiscal year ended March 31, 2009, C&W Panama paid approximately $69 million in dividends to the Central Government. For the company’s fiscal year ended March 31, 2010, C&W Panama paid approximately $76 million in dividends to the Central Government.

Cable & Wireless’ concession to manage C&W Panama lasts 20 years and is renewable for ten additional years. The C&W Panama board of directors approved a $572 million capital expenditure program to expand and upgrade C&W Panama’s telephone system between 1998 and 2003. Under the concession Cable & Wireless would be subject to monetary penalties if C&W Panama’s service did not reach certain specified goals.

C&W Panama experienced a 7% decrease in sales in their fiscal year ended March 31, 2010 as compared to their fiscal year ended March 31, 2009, primarily due to the postponement of corporate projects scheduled to begin in 2009 to the following fiscal year. C&W Panama experienced a 12% increase in income from broadband service in their fiscal year ended March 31, 2010 as compared to their fiscal year ended March 31, 2009, primarily due to an increase in broadband services provided to residential households.

On December 31, 2002, the exclusive landline telephone service concessions granted to C&W Panama expired, leaving the local and long distance telecommunications market open to competition from other providers, effective January 1, 2003. In 2009, the telecommunications market was comprised of approximately 355 companies.

In June 2002, the Assembly approved Law No. 32, which ratified the Central American Telecommunications Treaty signed by Panama, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua in August 1995. The treaty facilitates the integration and development of telecommunications facilities across Central America.

As of December 31, 2009, there were approximately 537,099 telephone lines in the country with a line penetration rate of approximately 15.6 lines per 100 inhabitants. As of December 31, 2009, there were approximately 5.7 million subscribers to cellular telephone service.

Water. The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, which serves approximately 91% of the population for which it is responsible (which constitutes 67% of the total population) through its 52 water purification plants, five filtration galleries, 153 pumping stations and 478 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has accounted for an estimated annual water loss of 41.4%. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government in order to meet its operating and capital expenses.

IDAAN has been reorganizing and modernizing following the passage of Law No. 77 of 2001, which granted IDAAN autonomy and financial independence from the Central Government. In 2003, the Government initiated a water optimization program for the areas of Panama City, Colón, Chorrera and Arraiján. The total cost of this project is estimated to be $23.2 million. As of December 31, 2009, $18.5 million had been disbursed under this program. In 2003, the Government also began designs for the rehabilitation and renovation of the Federico Guardia Conte water purification plant. The total cost of this project is estimated to be $47.8 million. As of December 31, 2009, $43.5 million of this amount had been disbursed for the rehabilitation and renovation of the plant.

Under the Fiscal Responsibility Law, $70 million was allocated for investment in water projects, such as the construction of water purification plants and distribution lines. IDAAN periodically conducts a bidding process for water infrastructure projects. As of June 30, 2010, approximately $69.8 million had been allocated to the construction of water purification plants and distribution plants.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo, and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2009, MIT handled approximately 1.4 million Twenty Foot Equivalent Units (“TEUs”) of cargo and containers, compared with approximately 1.6 million TEUs in 2008.

On May 8, 2007, a $100 million expansion program of MIT was undertaken to increase its annual handling capacity from 1.5 million TEUs to 2.2 million TEUs, including the addition of an administrative building, docks and storage yards that are part of the expansion program.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was for $80 million and Evergreen began operations in the fourth quarter of 1997. In recent years, the container port in Colón has moved a significantly increasing number of containers. In 2009, the container port in Colón moved 244,350 TEUs of cargo and containers.

The Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., holds a 25-year concession (that is set to expire in 2023) to the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of the concession, the joint venture is required to pay to the Government 5.0% of its profits until it recovers its initial investment. After recovery of its initial investment, the joint venture will be required to pay the Government 10.0% of its profits. For the period January through July 2010, the railway moved approximately 2.97 million TEUs, which represents an increase of 582,719 TEUs as compared to the same period in 2009. For the period January through July 2008, the railway moved approximately 2.49 million TEUs. See “The Panama Canal—Reversion of the Canal Area to Panama”.

The Panama Ports Company, a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Government under this renewable 25-year concession, granted in 1996, were set at approximately $22.2 million plus 10.0% of revenues. In addition, an initial up-front grant to the Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the $22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, the Panama Ports Company paid the Government $102 million in back fees and initiated the expansion of the Port of Cristobal, which is part of its $1.0 billion ports expansion program.

Banking. The public banking sector is made up of four institutions: BNP; Caja de Ahorros (a savings bank); Panama’s agricultural development bank, Banco de Desarrollo Agropecuario; and the national mortgage bank, Banco Hipotecario Nacional. In accordance with the laws that govern these banks, the Government is responsible for the liabilities of all four institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, they had approximately 15.8% of the deposits and 14.2% of the assets in the national banking system as of December 31, 2009. As of December 31, 2009, the Government had not announced any plans to privatize these financial institutions. See “Financial System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations, and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-taxable income. As of December 31, 2009, the Republic received approximately $1.731 billion from toll road concessions, telecommunications concessions, and the sale and lease of assets from public enterprises and other state-owned activities, representing a 3.0% increase from 2008. In 2008, the Autoridad Nacional de los Servicios Públicos (“ASEP”) carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008 in Cabinet Resolutions No.66 and No.67, the ASEP awarded Claro Panamá S.A. (“Claro”) and Digicel Panamá S.A (“Digicel”) contracts to provide personal communications services in the Republic. Claro’s contract was awarded for $73.1 million and Digicel’s for $86.0 million. On August 19, 2010, ASEP received presentations from companies seeking to manage a new project, known at Portabilidad Numérica, which seeks to allow cell phone users to change service providers while keeping their cell phone numbers.

Other Legislation Related to Economic Reform

Intellectual Property. Since 1994, Panama has taken actions to modernize its copyright protection legislation. Under the existing law, authors and their successors are entitled to benefit from their works for a period of 50 years. The law also contains administrative, civil and criminal sanctions for violations and provides for three civil circuit courts with jurisdiction over issues relating to intellectual property rights. The registration procedures and rules for granting intellectual property rights and protecting foreign-owned trademarks, patents and copyrights were streamlined in 1996. In January 2004, the Assembly passed legislation authorizing the imprisonment of, and imposition of fines on, persons who violate intellectual property rights.

Legislation to Promote Tourism. Law No. 2 of January 7, 2006 delegates authority to the Ministry of Economy and Finance to grant concessions to develop state-owned land for tourism-related purposes. Law No. 2 also sets forth the requirements for establishing and maintaining tourism-related investments in areas specifically dedicated by the Government for the development of tourism.

Extraordinary Legislative Powers. Pursuant to Law No. 1 of January 3, 2006 and Article 159 of the Panamanian Constitution, the Assembly granted then-President Torrijos extraordinary legislative powers through February 28, 2006, when the Assembly ended its recess and a new legislative session began. Torrijos’ exercise of extraordinary legislative powers, which was limited to certain actions, included the establishment of a trust fund to benefit the rehabilitation and modernization of the Panama Canal, the reorganization of Panama’s competition commission and BNP, the delegation of new responsibilities to the Ministry of Commerce and Industry and the Ente Regulador de los Servicios Públicos (now called ASEP) and the creation of an independent entity to regulate the importation of food products.

Pursuant to Law No. 1 of January 2, 2008 and Article 159 of the Panamanian Constitution, the Assembly again granted then-President Torrijos extraordinary legislative powers until the Assembly ended its recess and a new legislative session began. Torrijos’ exercise of extraordinary legislative powers, which was limited to certain actions, included the development and reorganization of the Migratory and Naturalization System, the General Customs System, the General Tourism System and the Banking and Financial Services System.

Pursuant to Law No. 40 of July 3, 2008 and Article 159 of the Panamanian Constitution, the Assembly again granted then-President Torrijos extraordinary legislative powers until the Assembly ended its recess and a new legislative session began. Torrijos’ exercise of extraordinary legislative powers, which was limited to certain actions, included the reorganization and creation of entities involved in Panama’s public security policies.

Pursuant to Article 159 of the Panamanian Constitution, the executive branch must submit to the Assembly during the succeeding legislative session a description of all actions and measures taken while exercising the extraordinary legislative powers during the prior recess.

Foreign Investment in the Private Sector

Foreign investment in Panama has traditionally reflected the dual nature of the economy. There has been significant foreign investment in the internationally-oriented service sector, including the CFZ and the banking sector. However, notwithstanding Panama’s history of low inflation and lack of exchange controls and statutory restrictions on foreign investment, foreign investment in Panama’s domestic sectors, principally manufacturing and agriculture, has not been significant. The limited foreign investment is attributable to perceived deficiencies in public infrastructure and public services, slow progress on economic reforms, rigid employment regulations, limited governmental efforts to attract investment and unfavorable trade policies.

In 1996, the Government entered into agreements with the United States Overseas Private Investment Corporation, the Export-Import Bank of the United States, MIGA and certain other bilateral agencies of the OECD countries to enable such entities to offer noncommercial risk insurance to foreign investors. Additionally, the Government has sought to facilitate foreign investment through the Panamanian Trade Development Institute, which provides investors with information, expedites specific projects, leads investment-seeking missions abroad and supports foreign investment missions.

The Moscoso administration successfully negotiated free trade agreements with certain Central American countries. The objective was to diversify commercial markets and services in the region, reduce trade barriers, increase investment, promote economic integration and facilitate negotiation of trade issues with the other trading partners. In early 2002, Panama signed the Free Trade Agreement with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The Assembly approved the Free Trade Agreement in February 2003. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol, also approved by the Assembly in February 2003, which covers about 85% of both countries’ output. Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras and Guatemala. In this regard, Law No. 17 of February 13, 2008, published in the Gaceta Oficial Digital No. 25,982 of February 20, 2008, serves as the ratification of the free trade agreement between Panama and Costa Rica; the effective date of the agreement was November 23, 2008, and its Tariffs Program entered into effect on January 1, 2009. Law No. 23 of April 25, 2008, published in the Gaceta Oficial Digital No. 26,032 of May 5, 2008, serves as the ratification of the free trade agreement between Panama and Honduras; this agreement became effective on January 9, 2009. The free trade agreement between Panama and Guatemala was ratified by the Assembly of Panama under Law No. 48 of 2008, published in Gaceta Oficial Digital No. 26,084 of July 16, 2008, and became effective on June 20, 2009. Upon complete effectiveness of these commercial agreements, nearly 90% of Panama’s total exports to these countries will enter duty-free.

Panama entered into a bilateral trade agreement with the Dominican Republic that became effective in December 2003, after each country ratified a negotiated list of 199 products for inclusion in the agreement. In August 2003, Panama signed a free trade agreement with Taiwan. In February 2004, Panama entered into free trade negotiations with Singapore, and was approved on June 20, 2006 by Law No. 19. Panama signed a Trade Promotion Agreement with the United States on June 28, 2007 that will come into force upon approval of each country’s legislature. The Panamanian Assembly ratified the Trade Promotion Agreement on July 11, 2007, but the U.S. Congress has yet to ratify the agreement.

In addition, the development of several designated export processing zones, which offer tax-free status, special immigration privileges and labor laws and license and customs exemptions to manufacturers located within their boundaries, is intended to promote manufacturing investments. Similarly, the Government has allowed the creation of petroleum export zones with tax-free status and exemption from certain government regulations for the production, refining and exportation of petroleum products.

In order to attract more foreign investment in Panama, the Assembly passed Law No. 41 of August 24, 2007, which creates incentives for multinational enterprises to establish their headquarters in Panama. A principal characteristic of this legislation is that it provides foreign companies the opportunity to establish their headquarters in Panama with fiscal advantages, provided their activities are focused on international trade, rather than internal trade within Panama. The objectives of this law are to attract and promote investment in the country, to generate employment and the transfer of technology and to make the Republic more competitive in the global economy. Among the incentives that are offered are an exemption from income tax for services rendered by the headquarters to its operations abroad, an exemption from transfer taxes on services and movable goods and the streamlining of the granting of visas to foreign personnel and dependents of the multinational enterprise.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 51 miles from the Atlantic to the Pacific side. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Canal plays a significant role in the Panamanian economy. For the years 2005 through 2009, the activities of the Panama Canal Authority have accounted for an average of approximately 4.7% of Panama’s GDP. In the Canal’s 2009 fiscal year, canal transits experienced a slight decrease to 14,342 transits from 14,702 transits in 2008, and cargo tonnage decreased to 198.0 million long tons from 209.8 million long tons in 2008. From the Canal’s 2005 fiscal year to the Canal’s 2009 fiscal year, transits through the Canal increased by 2.4% and cargo tonnage increased by 2.2%. In addition to factors such as the development in recent years of alternative land routes and the general downturn of the global economy in the 2008-2009 period, the increasing size of vessels transiting the Canal has led to a decrease in the number of vessels required to transport cargo. However, from the Canal’s 2005 fiscal year to the Canal’s 2009 fiscal year, toll revenues increased by 69.7%, primarily due to increases in toll charges.

In 2008 and continuing in 2009, the United States, the main source of customers of the Panama Canal, experienced a marked deceleration of economic activity. Trade via the Panama Canal during its fiscal year ended September 30, 2008 was only slightly affected and toll revenues remained firm. During the Canal’s fiscal year ended September 30, 2009, approximately 14,342 transits passed through the Canal as compared to 14,702 transits for the fiscal year ended September 30, 2008, resulting in a decrease of approximately 2.4%. Approximately 198.0 million long tons of cargo passed through the Canal during its fiscal year ended September 30, 2009 as compared to 209.8 million long tons during its fiscal year ended September 30, 2008, representing a decrease of approximately 5.6%. Toll revenue remained firm despite the decrease in transits. The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2008 reached $1.3 billion, an increase of 11.3% over fiscal year 2007. For the Panama Canal’s fiscal year ended September 30, 2009, toll revenue totaled approximately $1.4 billion, representing an increase of approximately 9.2% as compared to the fiscal year ended September 30, 2008, mainly due to the effects of the implementation of the last phase of a three-step toll rate increase approved in May 2005.

As of December 31, 2009, the Canal’s total work force (which includes temporary and permanent employees) was 9,700. Of the 2009 total work force, 8,152 were permanent workers and 1,548 were temporary workers. See “Employment and Labor—Salaries and Wages”.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2005 through 2009 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2005	14,011	847.6	193.8
2006	14,193	1,026.4	211.6
2007	14,721	1,183.9	208.2
2008	14,702	1,317.5	209.8
2009	14,342	1,438.2	198.0

Source: Panama Canal Authority.

The Canal Treaty of 1977

In September 1977, the Governments of Panama and the United States signed two treaties with respect to the Canal, which became effective on October 1, 1979. The first treaty, known as the Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone, effective in 1979. The Canal Treaty of 1977 also afforded the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama would assume full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty on the Permanent Neutrality and Operation of the Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Canal Treaty of 1977. Pursuant to the Canal Treaty of 1977, the United States, beginning in 1979, gradually transferred former Canal Zone land and facilities to Panama. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission and Panama Canal Authority

The Panama Canal Commission

The Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a binational agency of the executive branch of the United States government charged with managing and operating the Canal until the expiration of the Treaty on December 31, 1999. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis and its income was not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that reliable and efficient service was continually provided and was based primarily on future traffic projections. Investment was financed with PCC resources derived from toll and other revenues. The Canal had operated for many years at close to capacity in terms of transits, and the PCC’s goal was to increase capacity to avoid backlog and permit overhaul work. In this regard, the PCC (and later, the Panama Canal Authority, which assumed management of the Canal from the PCC on December 31, 1999) began several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and

the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001 the Panama Canal Authority completed the widening of the Canal’s Gaillard Cut, a project that the PCC had begun in 1992. The total cost of the project was approximately $232.3 million. Other major maintenance programs, such as the overhaul of the locks, have been successfully completed. The Panama Canal Authority initiated the deepening of Gatun Lake and the Gaillard Cut in 2002. The cost of this project is estimated to be approximately $110.5 million. As of December 31, 2007, approximately $106.7 million, or 96.6%, of the estimated project cost had been advanced. During the Panama Canal Authority’s fiscal year 2008, an additional approximately $6.8 million of the project cost was advanced, and in September 2009, the project was completed.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the Panama Canal Authority, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The Panama Canal Authority’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used by the Torrijos administration (retroactively to fiscal year 2000), and currently used by the Martinelli administration, to calculate the non-financial public sector results do not consolidate the net financial results of the Panama Canal Authority with the Government’s own non-financial public-sector results.

As was the case with the PCC, the Panama Canal Authority makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the PCC on December 31, 1999. The Panama Canal Authority transfers to the Central Government any net surpluses generated by the Canal. In fiscal year 2006, the Panama Canal Authority had a surplus of $676.0 million, up 39.7% from $483.9 million in 2005. In fiscal year 2007, the Panama Canal Authority had a surplus of $806.6 million, up 19.3% from 2006, and in fiscal year 2008, the Panama Canal Authority had a surplus of $1.0 billion. In fiscal year 2009, the Panama Canal Authority had a surplus of approximately $1.0 billion, down 2.1% from 2008.

In July 2002, the Panama Canal Authority announced changes in an effort to modernize its toll structure. The first phase of such changes (implemented in October 2002) raised tolls by an average of 8.0% and the second phase (implemented in July 2003) raised tolls by an average of 4.5%, with actual toll fees based on vessel type and tonnage, and a fee for locomotive usage based on the number of locomotive cables required. On May 1, 2005, furthering changes to the toll structure that began in 2002, Panama implemented a revised measurement and pricing system applicable to full container vessels and other vessel types with on-deck container carrying capacity. The Panama Canal Authority adopted the TEU as the new measurement unit for full container vessels, thereby replacing the PC/UMS (Panama Canal Universal Measurement System). Since May 1, 2005, fully dedicated container vessels have been charged based on the total number of TEUs the vessel can carry fully loaded, taking into account the visibility restriction imposed by the Panama Canal Authority that limits the height of on-deck containers. For other vessel types with on-deck container carrying capacity, the former PC/UMS system will be used to measure spaces below-deck and the TEU toll will be applied to the actual number of containers on-deck. Under this system, vessels in ballast (not carrying containers or any other cargo above or below deck) are charged less than laden vessels. The measurement and pricing system is being phased-in over three years from May 2005. Under this system, tolls increased nearly one-third beginning on May 1, 2005 and will increase approximately 65% by the end of the phase-in period. In 2007, the PCA modified its regulations for vessel measurement and the Panama Canal toll system. Vessels that are charged a toll depending on their displacement will be assessed a toll based on their maximum displacement, while passenger vessels will be assessed based on maximum passenger capacity.

Several shipping companies requested the cancelation or deferral of the scheduled 2009 toll rate increase, which represents the last phase of the three-step toll rate increase approved in May 2005. The final decision to implement the third phase of the three-step toll increase was made in 2007 after extensive consultations in 2006 and early 2007 and significant accommodations to industry requests. The Panama Canal Authority believes that its price setting consultation process provides for transparency and predictability in its pricing proposals in a manner that permits industry-wide participation. As a result, the final phase of this toll rate increase went into effect on May 1, 2009, with the increase applying to certain shipping categories in October 2009. The average toll increase since 2007 was between 10% and 15%. Revenues generated by the toll system were used to fund the Canal’s modernization program.

On October 1, 2009, the Panama Canal Authority announced that it would continue a program that provided short-term cost reduction and greater flexibility to its reservation system until April 30, 2010. The program consisted of temporary measures designed to help mitigate the impact of the economic crisis on the Canal’s clients, using information that was obtained through consultation with customers. On May 1, 2010, the short-term cost reduction program ended and the Panama Canal Authority returned to its regular pricing measures, but it determined to continue to offer flexibility in its reservation system until further notice.

Based on discussions with industry representatives, shipping lines, Government representatives and an internal analysis, the Panama Canal Authority decided not to proceed with a toll adjustment in 2010, in part due to the global economic slowdown. Instead, the Panama Canal Authority determined that the new toll adjustment would go into effect on January 1, 2011 for all segments other than PC/UMS tolls for reefers, which are set to go into effect on April 1, 2011.

The fiscal year of the Panama Canal Authority ends on September 30 of each year. Toll revenues for fiscal year ended September 30, 2009 reached $1.44 billion, an increase of 9.2% over fiscal year 2008. Toll revenues for fiscal year ended September 30, 2008 reached $1.32 billion, an increase of 11.3% over fiscal year 2007.

The Canal investment plan for fiscal years 2004 through 2006 contemplated investments of more than $497 million, and included such projects as deepening and widening of the Gaillard Cut, the Gatun Lake and the Pacific and Atlantic entrances of the Canal; acquisition of tugboats and towing locomotives; rehabilitation of railways for towing locomotives; and an increase in the capacity of the potable water system. In July 2006, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2007, allocating $176.4 million to the Canal’s investment plan. On July 10, 2007, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2008, allocating $230.7 million to the Canal’s investment plan. On July 21, 2008, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2009, allocating $152.0 million to the Canal’s investment plan and $835.7 million to the Canal’s expansion project relating to the third set of locks. On September 2, 2009, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2010, allocating $40.3 million to the Canal’s investment program and $752.2 million to the Canal’s modernization program. On August 19, 2010, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2011, allocating $136.3 million to the Canal’s investment program and $234.9 million to the Canal’s modernization program.

In February 2002, the Government announced that the German firm Bilfinger & Berger had won the bid for the construction of a second bridge over the Panama Canal. The construction of the bridge began in June 2002 and was completed in August 2004 at a cost of $104.1 million. On September 2, 2005, access roads to the second bridge over the Panama Canal were completed at a cost of $87.2 million.

On April 24, 2006, the Panama Canal Authority submitted to then-President Torrijos and the Cabinet Council its recommendation to build a new lane along the Panama Canal through the construction of a new set of locks that will double capacity. On June 26, 2006, the Cabinet Council approved the plan to expand the Canal and submitted it to the Assembly for approval. On July 14, 2006, the Assembly approved the $5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. The $5.25 billion expansion plan includes $1.0 billion for the Pacific locks, $0.2 billion for water supply improvements, $1.1 billion for the Atlantic Locks; $0.5 billion for waterway improvements, $0.9 billion for improving access channels for new locks and existing navigational channels, $0.5 billion for potential inflationary risk, and up to an aggregate $1.0 billion in contingencies. The plan provides that the project will be funded entirely by the Panama Canal Authority, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The Panama Canal Authority will obtain a portion of these resources through an increase in tolls. Water-saving basins will be built alongside the new locks, which will reuse 60% of the water in each transit, thereby eliminating the need for constructing dams, flooding and displacing communities along the Canal’s Watershed. Construction is expected to be completed by 2014.

On December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. As part of the canal expansion project, in April 2008, the Panama Canal Authority awarded a $177 million contract to the Belgian firm, Dredging International de Panamá S.A., to excavate the Pacific entrance of the Canal. In April 2010, the project was completed, with a total of approximately 5.2 million cubic meters of material excavated.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The JBIC, the EIB, the IADB, CAF and IFC agreed to provide approximately $800 million, $500 million, $400 million, $300 million and $300 million, respectively, in financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented the three-year toll increase described above to generate the appropriate cash flows needed to finance a significant portion of the program. In June 2009, the Panama Canal Authority paid $9.0 million of up-front fees to JBIC, IADB, IFC and CAF. As of December 31, 2009, the Panama Canal Authority had allocated approximately $572.8 million of the expansion project through internal funding. In March 2010, the Panama Canal Authority received its first disbursement for $300 million for the expansion project, $200 million of which was provided by JBIC and $100 million was provided by EIB.

On July 15, 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal consortium, composed of Sacyr Vallehermoso, S.A., Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately $3.1 billion. On August 11, 2009, Grupo Unidos por el Canal provided a performance bond of $400 million to the Panama Canal Authority.

Effective April 1, 2006, the Panama Canal Authority increased the rates for tug and linehandling services due to rising operating costs. Rates for tug services increased 7.0% and rates for linehandling services rose 4.0%. Rates for these services had not been increased since March 2004. Due to rising operating costs, effective March 1, 2008, the Panama Canal Authority again increased the rates for tug and linehandling services. Rates for tug services rose 8.0% and rates for linehandling services increased 7.0%.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. By law, the net proceeds from ARI’s activities were deposited in the Development Trust Fund, together with certain of the proceeds generated by the Government’s privatization program. The laws establishing ARI, Law No. 5 of 1993, as modified by Law No. 7 of 1995, contemplated that ARI would not continue to operate beyond 2005 unless legislation was passed to extend its tenure. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy.

Other Trans-Isthmus Transportation

The dimensions of the Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. Two such modes, a railway which was constructed in the former Canal Zone and an oil pipeline constructed outside of the former Canal Zone, exist.

Railway. In February 1998, Panama granted a renewable, 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of this concession, this joint venture is required to pay to the Government 5.0% of its profits until it recovers its initial investment; after recovery of its initial investment, it will be required to pay the Government 10.0% of its profits. Passenger and container transport services were initiated in September and

October 2001, respectively. For the period January through July 2010, the railway moved approximately 2.97 million TEUs, which represents an increase of 582,719 TEUs as compared to the same period in 2009. For the period January through July 2008, the railway moved approximately 2.49 million TEUs.

Oil Pipeline. The trans-isthmus oil pipeline was completed in 1982 and constructed to address the fact that the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. Since November 2003, the pipeline has reopened to fulfill spot contracts for pumping Ecuadorian crude oil across the isthmus for export to the United States Gulf Coast.

Toll Road. In 1994, Panama granted a concession to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium, for construction of the Madden-Colón highway, a trans-isthmus toll road between Panama City and Colón. The first of a total of two sections of this road was completed in May 1999 and is in use. In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company, for the section between Madden to Colón (second phase), which then transferred the concession to Concesionaria Madden-Colón (“CMC”), one of its Panamanian subsidiaries. Odebrecht built and completed the first phase of the toll road from Madden to Quebrada López at a total cost of approximately $299.6 million. On April 29, 2009, the first phase of the Madden-Colón Highway became operational under the maintenance and administration of CMC, and the operation of the highway has been continuous and uninterrupted, and has generated toll payments. In June 2010, CMC began construction of the second phase of the Madden-Colón highway, connecting Quebrada López to Colón, which is expected to be completed by the end of 2012 and cost approximately $203 million.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2009, approximately 2,500 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, such income was to be taxed at a flat 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies effective January 1, 1997.

The CFZ has a significant impact on the Panamanian economy. From 2005 through 2009, it contributed an average of 7.2% of GDP and employed an estimated average of 3.7% of the workforce. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2009, total imports to the CFZ were preliminarily estimated at $7.8 billion (down from $9.1 billion in 2008), while total re-exports were $10.9 billion (up from $9.6 billion in 2008). By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were preliminarily estimated at $814 million in 2009, while non-CFZ merchandise imports were $6.9 billion in 2009.

The contribution of the CFZ to real GDP was 7.6% in 2005. The contribution of the CFZ to GDP rose by 11.6%, to 7.8% of real GDP in 2006. This increase was primarily attributable to growth throughout Latin America and an increase in the price of exports. In 2007, the activities of the CFZ increased by 4.9% compared to 2006, reflecting a contribution of 7.3% of GDP compared to 7.8% of GDP in 2006. This increase was attributable in part to greater demand for imported goods and the recovery of national manufacturing production. The activities of the CFZ increased by 6.7% in 2008, reflecting a contribution of 7.0% of GDP compared to 7.3% of GDP in 2007. In 2009, the activities of the CFZ decreased by 9.2% compared to 2008, reflecting a contribution of 6.2% of GDP. This decrease was due in part to the global economic downturn and trade restrictions imposed by certain major South American customers, such as Colombia, Ecuador and Venezuela.

The CFZ’s major competitors are the Miami, Chile, Aruba, Curaçao and Uruguay free trade zones. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, lack of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have begun to narrow several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth.

EMPLOYMENT AND LABOR

Labor Force

In 2009, Panama’s labor force was preliminarily estimated at 1.54 million (up from 1.51 million in 2008), which represented approximately 44.7% of the total population. In 2009, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 63.3% of the employed labor force, compared to 17.3% for the primary sector (consisting of agriculture and fisheries) and 18.7% for the industrial sector (consisting of manufacturing and construction).

In 2005, the unemployment rate decreased to 7.6%, primarily as a result of improved economic conditions. Figures for 2006 indicated an unemployment rate of 6.7%. Figures for 2007 indicated a decrease in the unemployment rate to 4.7%, which is attributable to improved economic conditions. In 2008, the unemployment rate decreased slightly to 4.2% primarily as a result of improved economic conditions. In 2009, the unemployment rate increased to 5.2%. This increase was partially attributable to a decline in construction sector activity, restrictions on access to credit and a reduction in agricultural exports.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. The Moscoso administration introduced programs aimed at reducing unemployment, including Government-sponsored job fairs and a program to train those entering the work force for the first time. In 2004, the Torrijos administration launched an economic plan that sought to reduce unemployment by increasing foreign trade and investment and initiating programs to enhance education. In 2009, the Martinelli administration launched a five-year strategic plan that seeks to stimulate employment through long-term investment in infrastructure projects. See “Recent Developments—Recent Government Actions”.

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. Applicable law prohibits anti-union discrimination by employers. As of December 31, 2009, approximately 12% of Panama’s total employed labor force was organized. The largest unions exist in the construction industry. Unions engage in collective bargaining, primarily involving the negotiation of wages. Most workers enjoy the right to strike. Excluded from this right, however, are certain public service providers vital to public welfare and security (e.g., police, health, and Panama Canal Authority employees). While there were significant strikes during the economic and political disruptions of the mid- to late-1980s, there have generally been a limited number of strikes in recent years.

The following table sets forth certain labor force and unemployment statistics for the years 2005 through 2009:

TABLE NO. 9

Labor Force and Employment

	2005	2006	2007	2008	2009
	(thousands of persons)
Total Population	3,228	3,284	3,340	3,395	3,450
Working-Age Population	2,216	2,263	2,310	2,357	2,404

Labor Force
Employed	1,269.8	1,294.9	1,357.0	1,421.9	1,440.8
Unemployed	137.7	122.8	92.3	84.0	101.1

Total	1,407.5	1,417.7	1,449.3	1,505.9	1,541.9

	(annual percentage change)
Total Population	1.8%	1.7%	1.7%	1.6%	1.6%
Working-Age Population	2.2	2.1	2.1	2.0	2.0
Labor Force
Employed	4.7	2.0	4.8	4.8	1.3
Unemployed	(14.7)	(10.8)	(24.8)	(9.0)	(20.3)

Total	2.4%	0.7%	2.2%	3.9%	2.4%

	(in percent)
Labor Force:
Participation Rate(1)	63.5%	62.6%	62.7%	63.9%	64.1%
Employment Rate(2)	90.2	91.4	93.6	94.4	93.4
Unemployment Rate(3)	7.6	6.7	4.7	4.2	5.2
Of which:
Metropolitan Area(4)	9.6%	8.2%	5.7%	4.9%	6.2%

(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at $1.06 per hour in 2009, depending upon the worker’s location and economic activity), minimum benefits and working conditions for employees, including maximum working hours (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which some workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-fourth of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Workers in the Panama Canal Zone were subject to United States wage and labor laws rather than Panamanian wage and labor laws. Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the continuation of separate wage and benefit regimes for Canal Zone workers. Private sector employees rendering services related to the Panama Canal are subject to a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and when they were originally employed. By an amendment to the Constitution adopted in 1994, Panama Canal Authority employees did not have their wages or benefits diminished when the Panama Canal Authority assumed control of the Panama Canal on December 31, 1999. In 2009, as a result of these factors, average monthly wages for the Panama Canal Authority were $3,471 for full time workers and $1,250 for temporary workers.

On July 22, 2009, President Martinelli issued Executive Decree No. 250, published in the Gaceta Oficial Digital No. 26,329-A of July 22, 2009, which came into force on August 1, 2009. Under this decree, the basic wages of certain positions in the police force have been increased in order to provide citizens better incentive to join the police force and to promote overall security in Panama.

In 2009, average monthly wages for Central Government employees increased to $649.99, and by 8.5%, compared to 2008, while average monthly wages for public sector employees of municipalities increased to $405.62, and by 7.0%, compared to 2008. In 2009, average monthly real private sector wages increased to $582.36, and by 2.9%, compared to 2008. In 2009, average banana plantation monthly wages were $354.12, decreasing by 2.3% from 2008.

In 2009, average monthly wages in all sectors of the Panamanian economy increased in real terms an average of 4.5%. In 2008 average monthly wages in all sectors of the Panamanian economy increased in real terms an average of 5.4% while in 2007 average monthly wages in all sectors of the Panamanian economy increased by 5.5%. In 2006 and 2005, average monthly wages in all sectors of the Panamanian economy increased in real terms by 5.1% and 1.2%, respectively.

In 2005, total public sector wages increased 2.9% due to an increase in the number of Panama Canal Authority employees. Total public sector wages increased by 1.9% in 2006 and 3.9% in 2007. In 2008, public sector wages increased by 3.9%, and in 2009, public sector wages increased by 7.9%. The increase in public sector wages in 2009 was primarily due to an increase in employment with the Central Government and with decentralized public institutions. In 2005, average real private sector wages grew, increasing by 1.3%. The growth in private sector wages in 2005 reflects the growth in the Panama Canal, CFZ, ports and other sectors. Average real private sector wages experienced significant increases in 2006 and 2007, growing by 7.8% and 7.3%, respectively. In 2008, average real private sector wages continued to grow, increasing by 7.2%. In 2009, average real private sector wages grew again, increasing by 2.9%, due in part to increased transportation, real estate and tourism activities.

By law, the minimum wage is subject to review every two years. The minimum wage was raised to its current levels by Executive Decree No. 263 dated December 21, 2009, increasing the minimum wage by a percentage of between 5.0% and 47.1%, depending on the sector. The minimum wage will be reviewed again in December 2011.

The following table sets forth a summary of average real monthly wages for the years 2005 through 2009:

TABLE NO. 10

Average Real Monthly Wages

	2005	2006	2007	2008	2009
Public Sector:
Central Government	$520.74	$527.98	$570.61	$598.97	$649.99
Autonomous agencies(1)	924.90	955.62	960.77	985.82	1045.15
Municipalities	352.60	357.80	369.30	379.14	405.62
All Public Sector	664.94	677.75	704.46	732.16	790.27
Private Enterprise	456.63	492.25	527.99	565.76	582.36
Banana Plantations(2)	330.68	333.38	357.74	362.33	354.12

All Employees	$520.84	$547.16	$577.10	$608.12	$635.19

	2005	2006	2007	2008	2009
	(annual percentage change)
Public Sector:
Central Government	2.4%	1.4%	8.1%	5.0%	8.5%
Autonomous Agencies(1)	2.5	3.3	0.5	2.6	6.0
Municipalities	(0.6)	1.5	3.2	2.7	7.0
All Public Sector	2.9	1.9	3.9	3.9	7.9
Private Enterprise	1.3	7.8	7.3	7.2	2.9
Banana Plantations(2)	6.0	0.8	7.3	1.3	(2.3)

All Employees	1.2%	5.1%	5.5%	5.4%	4.5%

(1)	Includes Panama Canal Authority employees.
(2)	Calculation includes wages of laborers on independent producers’ farms, and excludes wages of laborers who work 22 or more days in a given month.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). CSS administers the CPF. The main sources of CSS revenue are contributions equal to 20.25% of wages (8.0% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2009, CSS’s revenues and expenditures (including transfers from the Central Government) amounted to 5.6% and 6.8%, respectively, of real GDP, making it the second largest entity in the public sector.

In June 2005, the Assembly approved Law No. 17, reforming Panama’s social security system by raising the minimum retirement age for men from 62 to 65, and for women from 57 to 60. Additionally, Law No. 17 gradually increased employer contributions to the social security system from 10.75% to 13.25% and employee contributions from 7.25% to 9.0% through 2010. As a result of the reforms, by 2015 employees would have been required to make contributions into the social security system for 25 years (up from the then current 15-year requirement) before becoming eligible to receive benefits. On October 10, 2005, in response to public concerns with Law No. 17, the Assembly approved Law No. 32, further postponing the effective date of Law No. 17 until December 31, 2005.

On December 28, 2005, after approval by the Assembly on December 21, 2005, the Torrijos administration approved Law No. 51, which replaced Law No. 17 and further reforms Panama’s social security system. Under Law No. 51, by 2013 employees will be required to make contributions into the social security system for 20 years (up from the current 15-year requirement and down from the 25-year requirement embodied in Law No. 17) before becoming eligible to receive benefits. As of December 31, 2009, Law No. 51 maintains the current retirement age at 62 for men and at 57 for women. However, Law No. 51 permits early or delayed retirement within a range of ages that, depending on the age, determines a retiree’s level of benefits. Additionally, Law No. 51 gradually increases employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75% through 2013. Further, Law No. 51 reforms Panama’s social security system by gradually transitioning from the current defined benefits system to personal savings accounts. All persons under 35 years of age that are currently covered by the social security system will have the option of retaining the current defined benefit system or electing to participate in the personal savings accounts.

The CSS performs four separate functions: health, pensions and disability (“IVM”), workers’ compensation and program administration. As of December 31, 2009, IVM accounts for approximately 49.4% of CSS’s revenues and almost 56.7% of its expenditures. Demographic trends such as an aging population and increase in the number of pension beneficiaries have contributed to the deterioration in the financial position of IVM.

On September 12, 2008, the Republic, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust, with BNP acting as Trustee, to provide annual funds to the IVM Regime of the CSS, which acts as beneficiary, as mandated by Law No. 51. In this connection, the Republic disbursed the first deposit of funds of $75 million in December 2007 to cover the 2007 deficit. During 2008, the Republic disbursed an additional $75 million, and in 2009, the Republic disbursed $75 million. The Republic is scheduled to disburse an additional $100 million in each of 2010, 2011 and 2012, and $140 million each year from 2013 through 2060. Each year’s funds provisions are to be made before the closing of each fiscal year. As a result of these disbursements, the annual surplus of IVM for calendar year 2009 was estimated to be $86.3 million and the annual surplus of IVM for 2008 was $78.3 million, up from a deficit of $70.8 million in 2007 and $62.4 million in 2006. Preliminarily, the IVM’s actuarial deficit as of December 31, 2009 was $6.8 billion, or 35.1% of 2009 real GDP. At the Government’s request, the International Labor Organization (“ILO”), a U.N.-related organization, completed a study of methods of restructuring and financing IVM in December 1998. The Government addressed the recommendations of the ILO study, which include issues relating to financing of the CSS and the future of the CPF, which provides benefits for public sector employees, in Law No. 51 of December 2005.

The CPF was created in 1975 to facilitate the payment of pensions to retired public sector employees, including those eligible to receive pensions on the basis of special laws. Certain of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Special laws generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2009, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. In addition, once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, since 1975, public sector employees have contributed 2.0% of their salaries to the CPF while their employers paid 0.3% of their wages to cover the CPF’s administrative costs. The number of retirees covered by the CPF was 28,904 in 2005 and 28,317 in 2006. In 2007, the number of such retirees covered by CPF was 27,516, and in 2008, the number of such retirees was 26,897. In 2009, the number of retirees covered by the CPF was 26,283.

In February 1997, the Assembly adopted Law No. 8, which reformed the CPF and established the Public Employees Savings Pension Capitalization System (“SIACAP”), a new, defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. In August 1999, the Government issued $395 million aggregate principal amount of such bonds (the “SIACAP Bonds”). Future contributions will be made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants. Because SIACAP participants will no longer be making current contributions to the CPF, the CPF will have no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls. The CPF’s annual deficit, which has been funded by the Central Government, was $83.2 million in 2005. In 2006, the CPF’s annual deficit was $78.7 million. The CPF’s annual deficit increased to $71.9 million in 2007 due to increased payments covered by CPF. In 2008, the CPF’s annual deficit was $67.2 million, and in 2009, the CPF’s annual deficit was $64.1 million due to a decline in the number of CPF participants.

At the end of 2005, the actuarial deficit of CPF decreased to $798.8 million, or 5.7% of 2005 real GDP. At the end of 2006, the actuarial deficit of CPF decreased to $750.3 million, or 4.9% of 2006 real GDP, as a result of the decline in the number of CPF participants. The CPF’s actuarial deficit decreased to $713.5 million in 2007, or 4.2% of 2007 real GDP, as a result of increased payments covered by CPF. At the end of 2008, the actuarial deficit of CPF decreased to $629.7 million, or 3.3% of 2008 real GDP, as a result of the decline in the number of CPF participants. At the end of 2009, the CPF’s actuarial deficit decreased to $597.4 million, or 3.1% of 2009 real GDP. The decrease in the actuarial deficit of CPF in 2009 was primarily due to a decline in the number of CPF participants.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, for most expenditures the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The Assembly approved Panama’s 2009 budget on December 4, 2008. The 2009 budget contemplated total expenditures of $9.8 billion, with budget estimates based on an anticipated 13.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $263.0 million (or approximately 1.0% of nominal GDP) for 2009. The 2009 budget was planned in accordance with the Fiscal Responsibility Law (Law No. 34 of 2008) and, as a result, the budget was structured on a cash execution basis unlike budgets prior to 2004, which were formulated on a commitment execution basis. Under a cash execution basis, the Government recognizes revenue and expenditures when received or paid, as opposed to a commitment execution basis where revenue and expenditures are recognized when earned or incurred even if revenue has not yet been received and expenditures have not yet been paid. The Torrijos administration moved to a cash execution basis because it was believed to be an improved tool for managing the Government’s public finances. The 2009 budget was formulated taking into account the new provisions of the Financial Responsibility Law (Law No. 34 of 2008) concerning election years. This Law establishes that during the first six months of an election year, or the last six months of a government’s term, the government is prohibited from using more than 50% of the operating expenses within the general budget.

The 2009 budget allocated public expenditures as follows: 45.7% to the social sector; 8.0% to infrastructure; 19.9% to production/development; 11.3% to general services; and 15.2% to debt service.

The Assembly approved Panama’s 2010 budget on October 28, 2009. The 2010 budget contemplates total expenditures of $10.6 billion, with budget estimates based on an anticipated 6.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $511.7 million (or approximately 1.9% of estimated nominal GDP) for 2010. Under the 2010 budget, the Central Government’s total financial needs for the year were approximately $6.07 billion, which included approximately $815.06 million for public debt service.

The 2010 budget allocated public expenditures as follows: 49.6% to the social sector; 8.0% to infrastructure; 18.5% to production/development; 11.2% to general services; and 12.8% to debt service.

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function

(in millions)

Itemization	2005	2006	2007	2008	2009
Legislative	$39.6	$46.2	$51.8	$53.6	$62.4
Judiciary	40.8	45.9	54.6	60.9	74.2
Administration and Planning	281.2	340.9	516.8	397.5	1,099.5
Agriculture	85.7	78.7	88.8	108.2	115.3
Public Security	258.8	308.3	345.4	360.7	522.6
Education	607.1	701.6	790.7	904.6	1,063.0
Housing	23.1	25.3	40.4	51.1	89.4
Industry and Commerce and Services	33.3	38.9	39.8	42.0	81.4
Foreign Affairs	33.4	36.0	40.4	41.3	50.8
Health	433.0	438.2	626.6	787.7	979.8
Labor	20.0	24.9	89.3	90.4	98.5
Transportation	158.5	234.5	299.1	334.4	456.4
Intergovernmental Transfers	312.3	257.3	310.9	325.4	405.6

Total	$2326.8	$2576.7	$3294.6	$3557.8	$5,099.9

Source: Ministry of Economy and Finance.

In 2009, Panama’s non-financial public sector balance registered a deficit of approximately $253.2 million (or 1.0% of nominal GDP), down from a surplus of $97.8 million in 2008 (or 0.4% of nominal GDP). In 2007, Panama’s non-financial public sector balance registered a surplus of approximately $682.8 million (or 3.5% of nominal GDP), up from a surplus of $87.8 million (or 0.5% of nominal GDP) in 2006.

The Central Government’s overall balance registered a deficit of approximately $357.2 million (or 1.5% of nominal GDP) in 2009, down from a surplus of $63.3 million (or 0.3% of nominal GDP) in 2008 and $240.1 million (or 1.2% of nominal GDP) in 2007.

In September 2005, the Torrijos administration repealed a decision by the Moscoso administration to cancel annual payments by the Panama Ports Company (“PPC”) to the Government in exchange for significant investments to expand and modernize the ports. As a result of negotiations between the Torrijos administration and the PPC, the PPC agreed to pay the Government $102.0 million in back fees and to proceed with its port expansion program. On October 18, 2005, the PPC paid the Government $102.0 million in back fees and initiated the expansion of the Port of Cristobal, which is part of its $1.0 billion ports expansion program.

The Torrijos administration has settled most of the accounts payable to suppliers that existed when Torrijos took office. The total value of accounts payable inherited by the Torrijos administration was approximately $503.1 million, including registered and non-registered debts. By March 2005, the Torrijos administration had reduced such accounts payable to $34.8 million. On October 26, 2005, the Cabinet approved an additional $34.7 million credit to the 2005 budget to settle the remaining accounts payable outstanding as of December 31, 2004. As of December 31, 2009, the Central Government maintained accounts payable to suppliers of $392.7 million due to an increase in the execution of investment programs.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax was increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 59.2% of the Central Government’s revenues in 2009 came from various forms of taxation. Preliminarily, Central Government tax revenues in 2009 were $2.6 billion, an increase of 8.2% over 2008 tax revenues. Revenues from income taxes represented the primary component of tax revenues in 2009. Approximately 47.8% of 2009 tax revenues were from income taxes, compared to their 46.7% contribution to 2008’s tax revenues. Income tax revenues increased 10.8% in 2009, rising to $1,261 million from $1,138 million in 2008.

Personal income tax rates vary by incremental stages based on the individual’s earnings per year. Each tax bracket includes a fixed component as well as a variable percentage assessed on anything above the minimum income level of that bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products and tobacco and beverage taxes, made up 28.3% of 2009 tax revenues. The balance of tax revenue comes from duties on foreign trade (13.6% of 2009 tax revenues) and a wealth tax assessed on real estate (0.8% of 2009 tax revenues). The foreign trade duties are overwhelmingly assessed on imports rather than exports.

In February 2005, the Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions were eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. With the fiscal reforms, the Government chose to discontinue the use of open-ended tax incentives in favor of tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force.

As a result of the LUIT, Panama’s accession to the WTO and free trade negotiations, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”. In addition to the changes in corporate tax rates, other tax changes in the LUIT included: eliminating the deductibility of certain non-agricultural investment costs by agricultural enterprises (thus reducing a tax preference for the agricultural sector); initially reducing and then eliminating in 2003 tax credit certificates given to certain exporters of non-traditional exports; restricting a tax exemption to only low-cost housing for real estate capital gains income reinvested in new housing; restricting the deductibility of interest paid on back-to-back credits; and eliminating, in 2000, a 25% income tax credit for certain new investments. The LUIT also introduced a drawback mechanism whereby an exporter, at the time of shipping, can obtain a reimbursement of all taxes paid upon importation on account of products used in the process of manufacturing the exported goods.

In addition to Central Government and municipal taxes, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 12.0% of an employer’s wage bill, and an education tax equal to 1.5% of an employer’s wage bill, each as of December 31, 2009.

On August 5, 2009, Law 45 of 2009 was ratified, granting an extension for the payment of taxes owed. This law was published in the Gaceta Oficial Digital No. 26,339 of August 5, 2009, and came into force on August 6, 2009. The law grants individuals an extension for the payment of taxes, which includes taxes, fees, contributions or any other financial debt that a person is required to pay to the Department of General Income. This agency, which is under the supervision of the Ministry of Economy and Finance, will accept payments for taxes, including those that have been postponed pursuant to this law, through June 30, 2009. In addition, taxpayers will also be able to reach an agreement with the agency in order to delay payment until December 31, 2009. As of December 31, 2009, the Government collected approximately $129.4 million in taxes due to Law 45.

Revenues and Expenditures

The following tables set forth the revenues, by source, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2005 through 2009. The non-financial public sector includes the Central Government, decentralized agencies and non-financial public enterprises. Decentralized agencies include CSS, principal universities and through 2005, ARI. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 12

Central Government Operations(1)

(in millions of dollars)

	2005	2006(R)	2007(R)	2008(R)	2009(P)

Revenues:
Tax Revenues:
Income tax	$583.9	$878.4	$985.2	$1,137.6	$1,261.3
Other direct taxes	88.0	91.7	109.0	120.0	150.9
Taxes on foreign trade	241.1	270.9	268.8	411.9	390.2
Taxes on domestic transactions	429.4	522.3	729.7	769.8	837.2

Total	$1,342.4	$1,763.3	$2,092.7	$2,439.3	$2,639.6

Nontax Revenues:
Panama Canal	203.7	269.3	358.6	355.3	346.7
Oil Pipeline	0.2	0.3	0.5	0.3	0.9
Transfers from balance of public sector	200.6	228.2	245.3	410.4	390.3
Other(2)	591.7	902.1	1,053.6	1,025.7	999.2

Total	$996.2	$1,399.9	$1,658.0	$1,791.7	$1,737.1

Current Revenues	2,338.6	3,163.2	3,750.7	4,231.0	4,376.7
Grants-in-Aid	0.0	0.0	32.0	83.2	30.1
Capital Revenues	6.9	23.4	22.5	243.5	53.1

Total Revenues	$2,345.5	$3,186.6	$3,805.2	$4,557.7	$4,459.9

Expenditures:
Current Expenditures:
Wages and Salaries(3)	767.6	811.6	876.4	957.8	1,025.4
Goods and Services	215.0	219.3	235.3	322.5	335.3
Pensions and Transfers	737.0	870.2	927.7	1,117.5	1,136.9
of which:
Social Security Agency	310.9	352.4	341.1	434.8	388.3
Decentralized agencies	106.9	113.9	120.5	130.4	140.4
Public enterprises	5.3	16.7	3.3	5.0	5.0
Nonconsolidated agencies	314.3	387.2	463.0	547.3	603.3
Interest:
Internal	118.8	170.9	79.0	96.5	84.6
External	563.5	554.8	597.5	621.7	619.0

Total	$682.3	$725.7	$676.5	$718.2	$703.6

Other Current Expenditures	164.5	89.6	53.0	84.9	83.8

Total Current Expenditures	$2,566.4	$2,716.4	$2,768.9	$3,200.9	$3,285.0

Capital Expenditures:
Fixed Capital Formation	276.6	328.5	717.0	987.5	1,060.4
Transfers of Capital:
To decentralized agencies	108.4	106.0	79.2	306.0	471.7
Other	51.6	35.9	38.4	60.7	103.4

Total	$108.4	$106.0	$79.2	$306.0	$471.7
Total Capital Expenditures	385.0	434.5	796.2	1,293.5	1,532.1

Total Expenditures	$2,951.4	$3,150.9	$3,565.1	$4,494.4	$4,817.1

Current Account Balance (deficit)(4)	(227.8)	446.8	981.8	1,030.1	1,091.7
Overall Balance (deficit)	(605.9)	35.7	240.1	63.3	(357.2)
Of which: Capitalization of Interest	$0.5	$1.1	$0.1	$0.9	$0.7

(R)	Revised Figures.
(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations and anticipated BNP dividends.
(2)	Includes other non-tax revenue, interest received from the Development Trust Fund as a result of privatizations beginning 1997 and dividends.
(3)	Includes severance payments and back payment of wages.
(4)	Including grants-in-aid.

Sources: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 13

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2005(R)	2006(R)	2007(R)	2008(R)	2009(P)
Revenues:

General Government
Central Government	$2,264.8	$3,076.6	$3,651.2	$3,986.3	$4,182.7
Caja de Seguro Social (“CSS”)	827.4	880.3	1,104.0	1,330.2	1,383.3
Consolidated agencies	82.7	100.4	120.6	134.5	171.9

Total	$3,174.9	$4,057.3	$4,875.8	$5,451.0	$5,737.9

Public Enterprises Operations Surplus	150.1	137.1	157.6	269.6	218.2
Nonconsolidated Agencies Surplus	79.2	38.3	152.3	(7.1)	50.1
Education Tax Surplus	19.1	(1.1)	32.2	(29.2)	15.6
Capital Revenues	44.2	41.7	250.0	247.0	65.4
Donations	0.0	0.0	31.2	83.2	30.1

Total	$3,467.4	$4,273.3	$5,499.1	$6,014.5	$6,117.3

Expenditures:
General Government
Central Government	1,580.6	1,678.5	1,705.0	2,008.9	2,132.3
CSS	1,196.2	1,251.8	1,374.5	1,504.7	1,672.3
Consolidated agencies	158.9	163.6	164.7	161.0	187.7

Total	$2,935.7	$3,093.9	$3,244.2	$3,674.6	$3,992.3

Capital Expenditures	466.0	530.3	973.6	1,619.4	1,758.0

Total	$3,401.7	$3,624.2	$4,217.8	$5,294.0	$5,750.3
Balance(2)	65.7	649.1	1,281.3	720.5	367.0
Debt Interest Paid	565.3	561.3	598.5	622.7	620.2
Surplus (Deficit)	(499.6)	88.9	682.9	98.7	(252.5)
Overall Surplus (Deficit)	$(500.1)	$87.8	$682.8	$97.8	(253.2)
Percentage of GDP (nominal)	(3.2)%	0.5%	3.5%	0.4%	(1.0)%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	Excluding external interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2009, BNP’s foreign assets increased to $2.8 billion (from $2.4 billion as of December 31, 2008), primarily due to an increase in international bank reserves. Neither BNP nor the Government currently has gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

TABLE NO. 14

International Reserves

(in millions of dollars)

	December 31,
	2005	2006(R)	2007(R)	2008(R)	2009(R)
Gold	$0.0	$0.0	$0.0	$0.0	$0.0
Foreign Exchange(1)	1,192.5	1,315.9	1,914.5	2,404.7	2,741.5
Reserve Position in IMF	11.9	11.9	11.6	11.9	11.9
Special Drawing Rights	0.3	0.6	0.9	0.5	0.0

Total	$1,204.7	$1,328.4	$1,927.0	$2,417.1	$2,753.4

(1)	Foreign assets of BNP.

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2005, the financial service sector represented 7.4% of GDP. In 2006 and 2007, the financial service sector continued to increase, representing 7.8% of GDP and 8.3% of GDP, respectively. In 2008, the financial service sector represented 8.7% of GDP, and in 2009, the financial service sector represented 8.3% of GDP.

On April 30, 2009, then-President Torrijos issued Executive Decree No. 114 of 2009, published in the Gaceta Oficial Digital No. 26,272-A of April 30, 2009, creating the “Comisión de Alto Nivel para la Defensa de los Servicios Internacionales y Financieros.” This Commission was created as a permanent consultative group to advise the President in relation to the development and implementation of a national policy to maintain the competitiveness of the Republic’s national and international financial services. Through Executive Decree No. 206 dated July 15, 2009, President Martinelli designated the new members of the Commission from both the public and private sectors.

The Banking Sector

The banking sector accounts for approximately 8.4% of the financial system’s contribution to GDP. The banking sector’s development has been advanced by the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and the large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2009, two official banks, 42 general license banks, 29 international license banks and 17 representative offices constituted the banking sector. Of the 45 general license banks, 15 were incorporated in Panama and the rest abroad.

Measured by Panamanian assets, the largest bank based in Panama is HSBC Bank (Panama) S.A., with $9.8 billion in Panamanian assets at December 31, 2009. Banco General, S.A., with $8.0 billion in Panamanian assets at December 31, 2009, is the second largest bank based in Panama. Two of the other largest banks, based on Panamanian assets, are Banco Nacional de Panamá and Caja de Ahorros, both Government-owned. See “—Public Sector Banking Institutions—Banco Nacional de Panamá”. The largest international license banks, based on Panamanian assets, are Banco Latinoamericano de Exportaciones, S.A., Bancolombia (Panama), S.A., Banco de Crédito del Perú, GTC Bank, Inc., ES Bank (Panama), S.A., Popular Bank Ltd., Inc., and Banco de Bogotá, S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2009, in each of three categories:

TABLE NO. 15

Largest Banking Institutions

(assets in millions of dollars)

Panamanian Assets
Official Banks
Banco Nacional de Panamá(1)	$6,158.8
Caja de Ahorros	1,454.9

General License Banks(2)
HSBC Bank (Panama), S.A.(3)	13,827.0
Banco General, S.A.	8,030.1
Banco Latinoamericano de Exportaciones, S.A.	3,878.7
BNP Paribas Sucursal Panama	1,276.3

International License Banks
Bancolombia (Panama), S.A	2,686.8
Banco de Crédito del Perú	2,523.0
ES Bank (Panama) S.A.	739.6
GTC Bank, Inc.	784.1
Banco de Bogotá S.A.	369.8
Popular Bank Ltd., Inc. (Banco Popular de Panamá)	636.6

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.
(3)	Assets of Primer Banco del Istmo, S.A. are included within HSBC Bank (Panama), S.A.

Source: Superintendency of Banks.

Total assets of the banking sector were approximately 38.7% higher at year-end 2009 than at year-end 2005. Deposits were approximately 54.6% higher at year-end 2009 than at year-end 2005.

The table below sets forth information on the banking sector at December 31 for each of the years 2005 through 2009:

TABLE NO. 16

The Banking Sector

(in millions of dollars)

	December 31,
	2005	2006	2007	2008(R)	2009
Assets:
Liquid Assets:
Deposits in local banks	$1,414	$2,027	$2,211	$2,250	$2,219
Deposits in foreign banks	4,799	4,935	6,009	8,238	9,054
Other	507	609	590	663	675

Total Liquid Assets	6,721	7,571	8,811	11,151	11,948

Loans	22,905	22,449	26,842	30,243	30,157
Investments in Securities	6,857	5,782	7,600	9,254	8,893
Other assets	2,133	2,220	2,389	2,639	2,554

Total Assets	38,615	38,021	45,642	53,287	53,552

Liabilities:
Deposits:
Internal:
Official	2,289	2,442	3,310	4,140	4,338
Public	12,001	14,617	17,052	19,583	21,995
Banks	1,421	2,145	2,558	2,469	2,286

Total Internal Deposits	15,712	19,203	22,921	26,192	28,619

External:
Official	31	43	22	15	19
Public	6,589	3,349	5,244	6,646	9,326
Banks	4,765	3,926	4,697	6,511	3,920

Total External Deposits	11,385	7,318	9,963	13,173	13,265

Total Deposits	27,096	26,521	32,884	39,364	41,884

Obligations	5,154	5,261	4,944	4,956	3,700
Other Liabilities	1,343	1,666	1,560	1,811	1,683

Total Liabilities	33,593	33,448	39,388	46,131	47,267

Capital and Reserves	5,022	4,573	6,253	7,155	6,285

Total Liabilities and Capital	$38,615	$38,021	$45,642	$53,287	$53,552

(R)	Revised Figures

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basle Accords.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a five-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain minimum qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of an additional term, and may be removed only for cause. In order to provide for staggered terms, the initial terms of three of the members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the office of the Superintendent of Banks, a full-time government official appointed by the President (again without legislative intervention) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than $10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) is comprised of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure.

Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on a bank’s extending credit and issuing guarantees to parties related to such bank. Such related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. Such supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of the banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without having intervened previously, when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties, at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if the reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to $30,000 plus $35.00 per each $1.0 million in assets, up to a maximum charge of $100,000.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, a commercial bank created in 1904, also has many functions of a central bank. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and to distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. Also, BNP offers a wide range of commercial banking services through its 65 branches throughout Panama. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks, and under the Banking Law BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, as with other commercial banks, has the ability to make direct loans to the Government as well as to purchase notes issued by Panama. BNP has certain competitive advantages as compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency.

BNP is the largest banking institution in Panama in terms of domestic credit, local deposits and savings deposits. At December 31, 2009, total assets of BNP were $6.2 billion, bank deposits were $2.7 billion and loans were $2.0 billion, of which $300.4 million were made to the public sector and $1.7 billion were made to the private sector. The public sector credits primarily consist of loans to the Central Government, one of which was the result of overdrafts by the Central Government during the 1987-1989 period. See “Public Sector Debt—Internal Debt”.

As of December 31, 2009, BNP’s capital and reserves represented 19.3% of its bank deposits and 8.5% of its total assets. BNP generated gross income of $161.1 million in 2009, compared to $181.0 million in 2008, and had net income of $81.1 million in 2009, compared to $114.7 million in 2008. This decrease in net income is primarily attributable to a 21% increase in general expenses. There are no laws pertaining to the payment of dividends by BNP to the Central Government; however, the Republic has entered into a loan agreement with BNP with an outstanding balance of $63.0 million as of December 31, 2009, as to which BNP distributes annual dividends to the Central Government to satisfy the loan obligations. In 2009, BNP paid the Central Government dividends totaling $67.0 million. Because of a prepayment on the loan made by the Republic to BNP during 2009 from the proceeds of the Republic’s 5.200% Global Bonds due 2020 in excess of the required yearly amortization payment, no part of the dividends paid by BNP to the Republic for 2009 was required to be retained by BNP for loan amortization purposes and the full amount of the dividend was paid to and retained by the Republic.

The following table sets forth BNP’s balance sheet at December 31 for the years 2005 through 2009:

TABLE NO. 17

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	December 31,
	2005	2006	2007	2008	2009
Assets:
Cash and checks	$140.9	$135.3	$169.3	$224.0	$225.6
Bank deposits	1,174.5	1,274.5	1,855.8	2,396.2	2,709.0

Total	1,315.3	1,409.8	2,025.1	2,620.2	2,934.6

Loans:
Domestic loans:
Public sector	788.6	772.0	721.2	589.8	300.4
Private sector	1,164.4	1,202.6	1,444.1	1,602.1	1,743.5
Foreign loans	0.0	0.0	0.0	0.0	0.0
Less provisions	(99.1)	(148.7)	(97.1)	(98.6)	(79.4)

Total (net)	1,854.0	1,825.9	2,068.2	2,093.4	1,964.4

Investments	323.0	434.5	496.9	700.0	1,024.1
Net Fixed Assets	39.4	41.6	46.7	51.2	60.7
Other Assets	111.4	89.0	108.2	118.3	174.9

Total	3,643.2	3,800.8	4,745.1	5,583.1	6,158.7

Liabilities:
Deposits	2,962.4	3,114.4	4,072.6	4,901.1	5,458.6
Obligations with Financial Institutions and International Organizations	33.8	25.6	16.8	9.9	2.8
Other Liabilities	120.5	147.8	143.4	165.8	175.9

Total	3,116.7	3,287.9	4,232.8	5,074.8	5,637.2

Capital and Reserves	526.5	513.0	512.3	508.3	521.5

Total Liabilities and Capital	$3,643.2	$3,800.8	$4,745.1	$5,583.1	$6,158.8

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 44 branches throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros at December 31, 2009 were $1.5 billion (a 5.4% increase from 2008). Total deposits in Caja de Ahorros at December 31, 2009 were $1.2 billion (a 9.0% increase from 2008), while total net loans held by Caja de Ahorros at that date were $1.0 billion (a 10.4% increase from 2008). Caja de Ahorros had a net gain of $8.2 million in 2009, compared to a net gain of $20.8 million in 2008, primarily due to a decrease in gross income.

Other Public Sector Institutions. The Panamanian public banking sector includes two other significant institutions. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to $9.0 million in principal and $15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2009, preliminary figures indicate that BDA had $222.1 million in loans on its books. As of December 31, 2009, the total assets of BDA reached $384.7 million. BDA had net income of $2.8 billion in 2009.

Panama created BHN in 1973 to provide a source of financing for national housing projects and foster the development of savings associations. As of December 31, 2009, BHN’s loan portfolio was $156.3 million and its total assets amounted to $271.2 million. BHN had a net loss of $2.1 million in 2009.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, Bolsa de Valores de Panamá (“La Bolsa”) was created. While it has had considerable growth, with aggregate trades increasing from $30.6 million in 1991 to $1.5 billion in 2009, La Bolsa remains a small portion of the financial services sector. Its current listings are highly concentrated in domestic private sector fixed-income securities. Equity trades represented 2.2% of 2009 trading volume. Most securities issued by the Republic are not listed on La Bolsa.

Interest Rates. Interest rates show a downward trend, especially with regard to borrowing rates, which are consistent with international rates. In December 2009, the average interest rate paid by Banca Panameña for one-year deposits was 3.9%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 9.0% at the end of the month. In general terms, the differential between borrowing and lending interest rates for Banca Panameña exceeded 5.0% at December 31, 2009.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2009, there were 26 insurance companies and 3,252 insurance brokerages. The 3,252 insurance brokerages consisted of 665 individual brokers and 2,562 brokerage companies. The total registered assets of the insurance companies, as of December 31, 2009, equaled $1.4 billion.

Due to the economic growth that occurred in 2007, the insurance sector grew by approximately 22.3% as compared to 2006. During this time, many local and international insurance companies applied to conduct business in Panama. Additionally, on December 27, 2006, Executive Decree No. 640 mandated that, beginning on January 1, 2007, any vehicle owner must have auto insurance, which also contributed to the increase in the insurance sector.

In 2008, the insurance sector grew by 27.5% as compared to 2007 primarily due to the economic development that the country experienced. In 2009, the insurance sector grew by 9.5% as compared to 2008 primarily due to a 37.8% increase in individual life insurance policies and a 14.2% increase in health insurance policies.

Financial Services. A small nondeposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 31, 2009, there were 150 locally incorporated companies participating in this industry, and in 2009 total assets equaled approximately $958.0 million. As of August 2010, there were approximately 154 companies participating in this industry.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector, the limited scope of domestic manufacturing capability and the limited scope of agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Panama’s net exports of goods and services increased by 1.2% in 2009 compared to 2008. In 2009, Panama’s imports of goods, including the CFZ, decreased 13.4% compared to 2008.

Prior to 2001, the largest single category of exports historically had been bananas, which in 1995 represented 33.0% of total non-petroleum, non-CFZ merchandise exports. Since 2005, however, bananas have represented a declining percentage of Panama’s non-petroleum, non-CFZ merchandise exports (10.0% in 2005, 10.8% in 2006, 10.0% in 2007, 8.6% in 2008 and 7.5% in 2009).

In recent years, the exportation of fish, and in particular tuna, has become the largest single category of exports. In 2009, exports of frozen yellowfin tuna and fresh and frozen fish filets totaled $247.5 million, reflecting a 6.5% decrease from $264.8 million in 2005. In 2005, 2006, 2007, 2008 and 2009, yellow fin tuna, together with fresh and frozen fish filets, constituted 27.5%, 22.8%, 20.5%, 24.8% and 30.4%, respectively, of Panama’s non-petroleum, non-CFZ merchandise exports.

In 2005, shrimp exports rose by 7.4% to $57.8 million and represented 6.0% of total non-petroleum, non-CFZ merchandise exports. In 2006, shrimp exports decreased by 10.2% to $51.9 million and represented 5.1% of total non-petroleum, non-CFZ merchandise exports. In 2007, shrimp exports increased by 10.2% to $57.2 million and represented 5.1% of total non-petroleum, non-CFZ merchandise exports. In 2008, shrimp exports decreased by 28.7% to $40.8 million and represented 3.6% of total non-petroleum, non-CFZ merchandise exports. In 2009, shrimp exports increased by 7.8% to $44.0 million and represented 5.4% of total non-petroleum, non-CFZ merchandise exports. The increase in shrimp exports in 2009 was primarily due to an increase in demand for frozen shrimp.

In 2005, petroleum exports were $7.1 million. In 2006, petroleum exports were $7.7 million, and in 2007, petroleum exports were $7.5 million. In 2008, petroleum exports were $7.2 million, and in 2009, petroleum exports were $7.0 million. The decrease in petroleum exports in 2009 was primarily due to a decrease in demand as a result of the global economic decline.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process. As of December 31, 2009, the import duty ceiling for many such products ranged from approximately 25% to 40%.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

The LUIT also included several tariff reduction measures. A 3.0% tariff, which had been available to only a limited number of industrial concerns for certain inputs and capital goods, was made available to all enterprises. Similarly, a tax rebate equivalent to 95.0% of the amount of import taxes paid on imported goods used for exports, which had been available only to exporters of industrial goods, was made available to all exporters.

The Cabinet, by Decree No. 11 dated April 7, 2004, approved the elimination of import tariffs on certain raw and intermediate materials, such as linseed, corrugated steel bars and support rods for concrete, although the national 7.0% value-added tax on goods and services will continue to be assessed on such products at their time of entry into Panama. On June 26, 2004, the Customs Cooperation Council introduced an amendment to the national tariff system in response to technological advances and changes in trade at the international level. This amendment went into effect in 2007, and facilitated a uniform application of the nomenclature of the Harmonized Tariff System.

During 2009 and 2010, the Government enacted a number of reforms to its tariff system in order to stimulate domestic economic development. In 2009, the Republic imposed import tariffs on certain basic materials and raw materials not produced within Panama and modified the tariffs on a variety of imported household goods. Under Cabinet Decree No. 11 of 2010, published in the Gaceta Oficial Digital No. 26,502 of March 31, 2010, the Republic established an import tariff of 10% for certain commonly-used products. In March 2010, Law 8 of 2010 was ratified, modifying the Panamanian Fiscal Code by adopting fiscal measures and creating the Administrative Tax Tribunal. In addition to a number of tax reforms, this Law increased the value-added tax, known as ITBMS, from 5.0% to 7.0%. Under Cabinet Decree No. 18, dated June 15, 2010, an import tariff for used cars was established, and under Cabinet Decree No. 19, dated June 25, 2010, the Republic increased import tariffs on certain agricultural products in order to promote agricultural activity.

Composition of Foreign Trade

The United States has historically been Panama’s most important trading partner. In 2009, trade with the United States was preliminarily estimated at 42.6% and 29.1% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica for exports and Japan, Brazil and Venezuela for imports.

As of December 31, 2009, Panama’s largest trading partners for exports were the United States, Netherlands and Costa Rica, with exports amounting to $349.7 million, $53.9 million and $60.7 million, respectively. As of December 31, 2009, Panama’s largest trading partners for imports were the United States, Costa Rica and Mexico, with imports amounting to $2.3 billion, $408.6 million and $355.1 million, respectively.

The share of imports from Central American countries other than Costa Rica has decreased from 3.7% of total imports in 2005 to 3.5% of total imports in 2009. Additionally, approximately 11.8% of Panama’s 2009 imports came from the CFZ.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 18

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2005		2006(R)		2007(R)		2008(R)	2009(P)
Petroleum(2)	$7.1	(3)	$7.7	(3)	$7.5	(3)	$7.2	$7.0
Non-petroleum Merchandise Exports:
Bananas	96.5		109.4		111.6		98.7	61.2
Muskmelon	79.9		96.2		115.1		117.2	36.9
Watermelon	38.1		70.2		87.4		96.8	45.0
Sugar	23.7		21.3		17.6		15.1	13.3
Shrimp	57.8		51.9		57.2		40.8	44.0
Coffee	13.6		13.4		16.3		15.9	15.3
Fishmeal(4)	4.5		12.1		9.4		15.9	15.3
Frozen yellowfin tuna, fresh and frozen fish filet	264.8		231.7		229.2		283.3	247.5
Other seafood	7.1		1.7		0.8		16.0	23.0
Clothing	10.3		9.9		12.4		10.6	7.7
Meat from cattle	15.4		14.2		11.6		14.4	14.0
Standing cattle	21.2		30.6		16.4		0.4	0.2
Leather and similar products	7.3		12.6		20.0		5.4	4.1
Other	323.0		338.9		414.3		413.5	286.5

Total	963.2		1,014.1		1,119.3		1,144.0	814.0

Re-exports Other Than CFZ	50.2		60.5		69.4		95.6	0.0

Total	$1,020.5		$1,090.0		$1,203.7		$1,246.8	$821.0

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board.
(4)	Including fish oil and fishmeal.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 19

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2005	2006	2007	2008(R)	2009(P)
Consumer Goods	$1,793.0	$2,053.5	$2,911.2	$4,077.6	$3,641.2
Non-durable	580.1	658.3	810.8	1,000.9	1,065.9
Semi-durable	325.8	373.4	506.7	626.7	727.9
Domestic utensils	150.6	177.0	362.3	584.6	574.6
Fuels and lubricants	736.6	844.8	1,231.4	1,865.4	1,272.8

Intermediate Goods	1,266.0	1,489.3	2,003.7	2,666.5	2,220.2
Agricultural raw materials	113.2	113.4	153.2	196.7	161.2
Industrial raw materials	767.7	830.8	1,099.0	1,373.7	1,191.7
Construction materials	354.3	501.5	682.2	980.9	786.2
Other intermediate goods	30.8	43.5	69.3	115.2	81.1

Capital Goods	1,093.9	1,274.9	1,955.0	2,306.1	1,939.2
Agricultural	24.6	28.8	39.5	47.0	39.9
Industrial, construction and electricity	214.0	274.1	601.1	807.2	636.2
Transportation equipment and telecommunication	375.5	415.5	623.6	757.5	629.6
Other capital goods	479.8	556.4	690.8	694.4	633.5

Total	$4,152.8	$4,817.7	$6,869.9	$9,009.9	$7,800.6

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

TABLE NO. 20

Direction of Merchandise Trade

(as percentage of total)(1)

	2005	2006	2007	2008	2009(P)
Exports (F.O.B.):
Western Hemisphere:
United States and Canada	43.7%	38.8%	35.0%	38.3%	43.8%
Mexico	1.8	1.0	0.8	0.8	1.0
Central America and the Caribbean:
Costa Rica	4.0	4.5	5.1	5.8	7.4
Guatemala	2.2	3.2	1.5	0.7	0.7
Colón Free Zone	1.4	1.6	1.8	1.7	2.2
Other	9.9	9.5	7.3	7.8	5.0

Total	17.5	18.8	15.7	16.0	15.3
South America:
Venezuela	0.1	0.1	0.2	0.2	0.3
Colombia	1.6	1.8	1.7	1.1	1.9
Brazil	0.2	0.1	0.1	0.3	0.2
Other	0.8	0.4	0.6	0.8	1.4

Total	2.7	2.4	2.6	2.4	3.8
TOTAL	65.7	61.0	54.0	57.5	63.9

Europe:
Germany	0.2	0.6	0.3	0.4	0.4
Spain	8.9	8.2	5.0	5.0	6.2
Italy	1.6	2.6	1.6	2.6	2.1
Netherlands	4.9	6.7	10.2	10.7	6.6
United Kingdom	1.9	3.4	5.4	5.4	1.5
Other	10.7	11.9	11.5	7.5	8.2

Total	28.2	33.4	34.0	31.6	25.0
Other Countries	6.1	5.6	12.0	10.9	11.1
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (C.I.F.):
Western Hemisphere:
United States and Canada	27.8%	27.5%	31.0%	30.6%	29.7%
Mexico	3.7	3.6	3.1	3.5	4.6
Central America and the Caribbean:
Costa Rica	4.7	5.1	4.7	5.1	5.2
Guatemala	2.0	1.8	1.6	1.6	2.1
Colón Free Zone	12.2	11.9	10.4	9.1	11.8
Other	20.0	17.8	17.0	19.4	17.2

Total	38.9	36.6	33.7	35.2	36.3
South America:
Venezuela	1.0	1.1	0.8	0.5	0.4
Colombia	3.5	3.5	2.8	2.7	3.3
Brazil	3.1	3.1	2.0	1.6	1.9
Other	2.4	2.9	3.0	3.3	2.9

Total	10.0	10.6	8.6	8.1	8.5
TOTAL	80.5	78.2	76.4	77.4	79.0
Europe:
Germany	1.3	1.2	1.3	1.4	1.3
Spain	1.5	1.5	1.6	1.6	1.5
Italy	0.5	0.5	0.6	0.7	0.7
Netherlands	0.8	0.5	0.6	0.4	0.5
United Kingdom	0.3	0.7	0.5	0.3	0.4
Other	3.1	3.2	2.8	2.5	2.6

Total	7.5	7.6	7.4	6.9	7.0
Japan	4.5	4.8	4.8	4.3	3.6
China	2.4	3.5	5.2	5.0	4.2
Other Countries	5.1	5.9	6.2	6.4	6.2

TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

(P)	Preliminary figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Balance of Payments

The unique Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. In the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF (“V Version”), a different methodology from that previously used, to calculate Panama’s balance of payments. Accordingly, all calculations for the current account balance and the capital and financial account balance herein are calculated under the V Version.

For 2005, 2006, 2007 and 2008 the current account balance were deficits of $1,021.8 million, $526.8 million, $1,407.0 million and $2,677.1 million, respectively. For 2009, the preliminary estimate for the current account balance is a $3.5 million deficit. For 2005, the capital and financial account balance is a $1,018.3 million surplus. The capital and financial account balance for 2006 is a $144.5 million deficit, as compared to a $1,095.9 million surplus for 2007. For 2008, the preliminary estimate for the capital and financial account balance is a $289.0 million surplus. For 2009, the preliminary estimate for the capital and financial account balance is a $1,262.0 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. See “The Colón Free Zone”. Panama had $6.9 billion in non-CFZ merchandise imports in 2009 (a decrease of 15.9% from 2008), while imports to the CFZ for the same period were $8.2 billion. Similarly, Panama had $821 million in non-CFZ merchandise exports in 2009 (34.2% less than in 2008), while CFZ re-exports for the same period were $10.9 billion.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. The deficit, excluding the CFZ, was $6.1 billion (31.4% of real GDP) in 2009, a decrease of 37.3% from 2008. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2009, the merchandise trade deficit including the CFZ was $3.8 billion (19.5% of real GDP), a decrease of 38.6% from 2008. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2009, the service sector had a net balance of payments surplus of $3.2 billion (a 2.1% increase from 2008). The resulting current account preliminarily registered a deficit of $3.5 billion in 2009, compared to the $2.8 billion deficit in 2008.

The following table sets forth Panama’s balance of payments for the years 2005 through 2009:

TABLE NO. 21

Balance of Payments(1)

(in millions of dollars)

	2005	2006	2007	2008(P)	2009(P)

Current Account:
Merchandise Trade(2)
Exports	$7,375.2	$8,478.1	$9,333.7	$10,323.2	$10,904.3
Imports	(8,933.0)	(10,190.0)	(12,523.8)	(14,869.1)	(12,930.6)

Balance	(1,557.8)	(1,711.9)	(3,190.1)	(4,545.9)	(2,026.3)
Services	1,419.9	2,210.3	2,836.3	3,204.7	3,272.3
Rent(3)	(1,125.6)	(1,277.7)	(1,306.4)	(1,573.8)	(1,459.9)
Unilateral Transfers(4)	241.7	252.5	253.2	237.9	210.4

Balance	(1,021.8)	(526.8)	(1,407.0)	(2,677.1)	(3.5)
Capital and Financial Account:
Capital Account	15.8	15.2	43.7	56.9	23.1
Financial Account	2,040.1	382.3	2,459.2	2,909.2	1,242.4
Direct Investment	917.6	2,497.9	1,776.5	2,401.7	1,772.8
Portfolio Investment	(557.1)	(493.1)	(631.6)	(526.6)	451.0
Other Capital	1,669.8	(1,632.4)	1,314.3	1,034.1	(989.3)
Assets	(334.4)	(3,781.8)	(5,118.5)	(3,000.6)	(1,106.7)
Liabilities	2,004.2	2,149.4	6,432.8	4,034.7	117.4

Balance.	1,018.3	(144.5)	1,095.9	289.0	1,262.0

Errors and Omissions (net)	(359.3)	301.3	(464.4)	295.8	(651.8)
Overall Surplus (Deficit)	$674.8	$172.0	$621.5	$584.5	$610.2

Financing	(674.8)	(172.0)	(621.5)	(584.8)	(610.2)
Total Reserves	(521.3)	(162.1)	(611.4)	(579.4)	(610.2)
Use of IMF credit and IMF loans	(9.8)	(9.9)	(10.1)	(5.4)	0.0
Exceptional Financing(5)	(143.7)	0.0	0.0	0.0	0.0

(P)	Preliminary figures.
(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ Figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of PDI bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account.”

Source: Office of the Comptroller General.

PUBLIC SECTOR DEBT

Internal Debt

From 2005 to 2009, Panama’s public sector internal debt represented approximately 19.7% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, such as CSS and official banking institutions, and BNP in particular. As of December 31, 2009, Panama’s public sector internal debt totaled approximately $822.2 million, a decrease of $1,137.9 million from December 31, 2008. Panama’s public sector internal debt as a percentage of GDP was 3.3% as of December 31, 2009.

Two significant loans by BNP to the Central Government with a total outstanding principal amount of $676.9 million as of December 31, 2005, were both repaid in 2006. The first loan was a result of approximately $933 million in overdrafts by the Noriega-controlled Central Government during the 1987-1989 period. Until 1993, such obligation was undocumented. In October 1993, a restructuring was completed whereby the overdraft was converted into a series of 25-year non-negotiable, non-transferable notes, bearing interest at 2.0% per annum and requiring $17.3 million in semi-annual principal payments. As of December 31, 2009, BNP’s largest loan to the Central Government had a total outstanding principal amount of $50.86 million.

The Central Government also has a limited amount of debt obligations outstanding in the domestic private sector. The Ministry of Economy and Finance occasionally has issued domestic bonds, bills and notes in the domestic market. In an effort to promote the development of Panama’s capital market, the Government initiated in July 2002 a program of Treasury Note issuances in the local market; however, the Treasury Notes program had been suspended after the issuance of September 6, 2005. In addition, the Government continued in 2008 with a program of Treasury Bill issuances with seven auctions from January 15, 2008 to August 26, 2008. During that time, Panama issued $211.0 million of zero-coupon Treasury Bills with short-term maturities of one-year or less in Panama’s capital markets. The Treasury Bill issuance program continued in 2009 with seven auctions from January 27, 2009 to December 15, 2009. During that time, Panama issued $493.6 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. As of December 31, 2009, outstanding Treasury Bills amounted to $220.8 million and outstanding Treasury Notes amounted to $265.1 million. The Government continued the program of Treasury Bill issuances in 2010 with seven auctions from January 19, 2010 to July 20, 2010. During that time, Panama issued $179.1 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. Additionally, the Government reinstated the Treasury Notes issuance program in 2010, and on January 26, 2010, the Executive Cabinet Council authorized the issuance of local Treasury Notes in a principal amount up to $600 million. Between February 4, 2010 and July 15, 2010, the Government issued $225.2 million of Treasury Notes in six auctions.

The Ministry of Economy and Finance expects to continue issuing short term domestic instruments. In addition, the Government has a cash management plan that is intended to increase the volume of trades on La Bolsa. This plan provides for the issuance of short-term securities to cover current cash needs, which securities have an outstanding balance of $220.8 million as of December 31, 2009.

In recent years, another significant component of public sector internal indebtedness was represented by amounts owed by the Central Government to CSS. At December 31, 2008, the Central Government owed CSS $541.2 million, which represented accruals of contributions due CSS from the Central Government wage bill that were not made in cash by the Central Government and were evidenced by interest-bearing notes and bonds. In 2009, the Central Government made payments to the CSS aggregating $595.5 million in principal and interest, and as of December 31, 2009, the Central Government no longer owes any amounts to CSS.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2005 through 2009:

TABLE NO. 22

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2005	2006	2007	2008	2009
Private Sector Sources:
Treasury notes	$775.1	$815.1	$565.1	$565.1	$265.1
Treasury bills	192.1	249.8	206.8	59.0	220.8
Domestic bonds	21.5	12.2	2.2	2.2	0.0
Long-term private financing	2.7	2.1	22.3	35.6	33.5
Labor notes(1)	2.6	1.2	0.0	0.0	0.0
SIACAP Bonds	269.6	231.9	198.8	165.7	0.0

Total	$1,263.6	$1,312.5	$995.2	$827.6	$519.4
Public Sector Sources:
CSS	$604.2	$583.9	$563.5	$541.2	$0.0
Official banking institutions(2)	783.9	768.0	636.3	591.3	302.8

Total	$1,388.1	$1,351.8	$1,199.8	$1,132.5	$302.8

Total Public Sector Internal Debt	$2,651.7	$2,664.3	$2,195.0	$1,960.1	$822.2

(1)	Notes issued under the Government’s early retirement program.
(2)	The remaining unpaid overdraft debt that the Central Government incurred at BNP during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

External Debt

General. As of December 31, 2009, total public sector external debt was approximately $10.2 billion, up from approximately $8.5 billion as of December 31, 2008. At December 31, 2007, Panama’s external debt was equal to approximately $8.3 billion, compared with approximately $7.8 billion at December 31, 2006 and approximately $7.6 billion at December 31, 2005. Panama’s public sector external debt as a percentage of GDP was 41.3% as of December 31, 2009.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2005 through 2009 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 23

Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2005	2006	2007	2008	2009
Commercial banks	$79.6	$8.3	$6.5	$169.6	$218.8
Bonds	6,104.8	6,359.8	6,809.8	6,747.6	8,070.6
Multilateral agencies	1,136.1	1,183.0	1,235.4	1,349.9	1,638.1
Bilateral entities	259.2	237.2	224.0	210.3	222.7

Total	$7,579.7	$7,788.3	$8,275.6	$8,477.4	$10,150.2

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source: Ministry of Economy and Finance.

TABLE NO. 24

Public Sector External Debt Amortization

(in millions of dollars)

	2010	2011	2012	2013-2037
Multilaterals
World Bank	$28.68	$31.11	$29.67	$345.75
IDB	68.74	74.42	77.25	852.40
IMF	0.00	0.00	0.00	0.00
IADF(1)	0.73	0.70	0.69	4.21
CAF(2)	7.22	7.29	7.29	54.32
EIB(3)	1.86	1.86	1.86	42.20
Total	$107.24	$115.38	$116.75	$1,298.88

Bilaterals	17.34	16.71	14.86	173.84
Bonds	0.00	332.88	232.51	7,505.17
Commercial Debt	1.85	0.93	0.00	215.99
Total	$19.19	$350.52	$247.37	$7,895.00

(1)	International Agricultural Development Fund.
(2)	Andean Development Corporation.
(3)	European Investment Bank

Source: Ministry of Economy and Finance.

The 1980s Debt Crisis. Panama’s economic performance measured by the growth rate of GDP during the 1980s was poor in comparison with the strong results registered during the previous three decades. The factors causing low growth rates included the growing influence of the public sector on the economy and the uncertainty related to the military government’s control of the country. Additionally, Panama had borrowed heavily in the late 1970s and early 1980s, and the profile of maturities on Panamanian public sector debt was highly concentrated.

In 1987, Panama defaulted under all of its external indebtedness. Panama subsequently was declared ineligible to use the resources of the IMF and the World Bank, and the IADB placed the country on non-accrual status.

Following the United States’s military operation in December 1989, the Endara government declared that it would honor existing financial obligations. Panama subsequently cleared its substantial arrears with the international financial institutions, the Paris Club and its international bondholders. In 2001, Panama completed payments on its restructured Paris Club debt and, in 2002, on its floating rate notes issued in 1994 to restructure bonds in default at that time.

1995 Financing Plan. On May 9, 1995, Panama and its Bank Advisory Committee reached an agreement-in-principle on the restructuring of Panama’s medium- and long-term public sector indebtedness owed to commercial banks, as well as for interest arrears accrued in respect of such indebtedness since 1987. Pursuant to that agreement, on July 17, 1996, Panama issued approximately $3.2 billion principal amount of bonds to holders of debt (“Eligible Debt”) in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since 1987 (“Eligible Interest”). The bonds were issued pursuant to an exchange agreement implementing the Republic of Panama 1995 Financing Plan (the “1995 Financing Plan”), which provided for the restructuring of approximately $2.0 billion of Eligible Debt and arrangements for approximately $1.8 billion of Eligible Interest. On July 17, 2006, Panama redeemed all of the bonds issued under its 1995 Financing Plan.

International Financial Institutions. The IADB has been a significant source of financing for Panama. As of December 31, 2009, Panama had agreements with the IADB for a total of $721.2 million in loans, of which $278.6 million had been disbursed in 2009. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning the public sector reforms and financial adjustments contemplated by the Desarrollo Social con Eficiencia Económica, or “Social Development with Economic Efficiency” program, of the Pérez Balladares administration and the Desarrollo Económico, Social y Financiero con Inversión en Capital Humano, or “Economic, Social and Financial Development with Investment in Human Capital” development plan, of the Moscoso administration. Prior to 1990, Panama borrowed money from the IDB’s Fund for Special Operations and Social Progress Trust Fund in order to finance agricultural, fisheries, transportation, education, real estate, urban and industrial development programs.

On October 4, 2006, the IADB approved a 20-year $70.0 million loan for the first stage of a program to improve Panama’s road infrastructure, which was signed by Panama on December 29, 2006. The project aims to rehabilitate priority highways and to ensure continuous maintenance programs. Panama will invest $35.0 million during the first phase of the program. On June 6, 2007, the IADB approved a 25-year $20.2 million loan to strengthen Red de Oportunidades, Panama’s poverty alleviation and reduction strategy, which was signed by Panama on July 5, 2007. On June 29, 2007, the IADB approved a 25-year $21.6 million loan to Panama for the second stage of a program to improve the administration of justice, which was signed by Panama on March 13, 2008. This second stage will focus on strengthening the management of judicial agencies, opening new judicial units, developing a model for alternative dispute resolution for indigenous groups, and to educate citizens and communities on justice and conflict resolution. On August 2, 2007, the IADB approved a 20-year $27.0 million loan to Panama for modernization of land management in the metropolitan region, which was signed by Panama on October 31, 2007.

In June 2008, the IADB granted Panama a $51.3 million loan for the financing of commercial development and public/private sector competitiveness progress, furthering the governmental goals of strengthening systemic capacities, plans for which were implemented by a $19.7 million financing made available by the IADB. With the support of the IADB, the Republic established and implemented programs to enhance the development of geographic regions with the greatest needs, such as Bocas del Toro, Colón and Provincias Centrales (Coclé, Herrera, Los Santos, Veraguas), with loans of approximately $29 million, $20 million, and $43 million, respectively. The participation of the IADB also included granting of a loan for Empresa de Transmisión Eléctrica S.A., or ETESA, a Republic-owned corporation in charge of energy transmission along Panama’s territory. The IADB granted the Republic three loans in 2009 directed at improving living conditions for the poor, energy sector consolidation, and public corporation reforms, for approximately $30 million, $100 million, and $12.5 million, respectively.

On June 30, 2000, the Republic entered into a 21-month standby arrangement with the IMF for SDR 64 million (approximately $85.5 million) to support the Government’s economic program for 2000 to 2001. The

Government viewed this standby arrangement as a precautionary measure as it moved forward with important fiscal and structural reforms. No disbursements were made pursuant to the standby agreement. Panama and the IMF have maintained a continuous dialogue concerning Panama’s economic performance and economic programs. As of December 31, 2009 the Government had no arrangement in place with the IMF. The IMF concluded their 2009 Article IV review of Panama on July 12, 2010.

Panama entered into two loans with the World Bank during 2009, which consisted of a loan in the amount of 100.0 million for the competitive development and administration of public finance and a loan in the amount of $80.0 million to assist the poor in loan development policies. As of August 2010, Panama has not entered into any additional loans with the World Bank.

As of December 31, 2009, Panama’s subscription to the IMF (which corresponds to its quota) was SDR 206.6 million. As of December 31, 2009, Panama’s subscription to the capital of the World Bank was $46.4 million. Of this amount, $3.2 million had been paid as of June 30, 2009. The balance of Panama’s subscription is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed by it. In addition, Panama has subscriptions to the IFC and MIGA of $1.0 million and $2.5 million, respectively, as of June 30, 2009.

As of December 31, 2009, Panama’s subscription to the IADB was $435.7 million. Of this subscription, $18.7 million had been paid as of December 31, 2009, and the balance is callable if required to meet the IADB’s obligations. Panama’s contribution to the IADB’s Fund for Special Operations (which corresponds to its quota) was $25.4 million as of December 31, 2009. On September 21, 2005, the Cabinet approved a $10 million increase to Panama’s equity in the Andean Development Corporation. Panama joined the Andean Development Corporation as a Series “C” shareholder (i.e., a non-Andean community member) in 1997.

On August 9, 2006, the Cabinet approved Panama’s accession to the Central American Bank for Economic Integration (“BCIE”). In January 2007, Panama joined the BCIE as a non-regional and non-founding member and agreed to pay a subscription of $57.6 million, with 25% as payable capital and 75% as demandable capital. The balance of Panama’s subscription is callable only if required by the BCIE to meet its obligations for funds borrowed or loans guaranteed by it. The BCIE was established in 1960 to promote economic integration and development in Central America. It currently is comprised of five regional member countries and seven non-regional member countries.

Global Notes and Bonds. The amount of total public sector external debt reflects the conclusion in July 1996 of the Republic’s Brady Plan restructuring of substantially all its medium- and long-term commercial bank debt and the outstanding amount of global bonds sold by Panama. On September 26, 1997, Panama retired approximately $713 million aggregate principal amount of Brady Bonds pursuant to an exchange offer for $600 million aggregate principal amount of its 8-7/8% U.S. Dollar-Denominated Global Bonds Due 2027. Simultaneously, Panama sold $100 million aggregate principal amount of these bonds for cash. During 2000 and 2001, Panama repurchased Brady Bonds in the aggregate principal amount of $53.5 million and $147.9 million in each respective year. In 2002 and 2003, a total of $488 and $123.5 million aggregate principal amount of Brady Bonds was retired through debt management operations, respectively. In 2005, Panama repurchased Brady Bonds in the aggregate principal amount of $12.8 million.

On July 10, 2006, Panama entered into a $318.9 million bridge loan agreement with Barclays Bank PLC (the “Barclays Loan”). Panama used the proceeds to redeem a portion of its outstanding Brady Bonds. On July 17, 2006, Panama redeemed all of its outstanding Brady Bonds. On July 25, 2006, Panama issued $313,000,000 aggregate principal amount of 7.250% Global Bonds due 2015, the proceeds of which were used to repay the Barclays Loan.

On March 25, 2009, Panama issued $323,000,000 aggregate principal amount of its 7.250% Global Bonds due 2015, and on November 16, 2009, Panama issued $1.0 billion aggregate principal amount of its 5.200% Global Bonds due 2020.

On March 1, 2010, BNP, acting not in its individual capacity but solely as trustee of the Development Trust Fund, sold $351,667,000 aggregate principal amount of Panama’s 8.875% U.S. Dollar-Denominated Amortizing Global Bonds due 2027. On March 24, 2010, BNP, as trustee of the Development Trust Fund, sold $62,200,000 aggregate principal amount of Panama’s 8.125% Global Bonds due 2034. On April 5, 2010, BNP, as trustee of the Development Trust Fund, sold $95,850,000 aggregate principal amount of Panama’s 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036. The Republic did not receive any proceeds from these sales.

The global notes and bonds issued by Panama in the international capital markets since 1997 are unsecured, pay interest semi-annually, and have been issued in global registered form; these debt securities each rank pari passu in right of payment without any preference among themselves and with all other existing and future unsecured and unsubordinated indebtedness of Panama. In September 2003, Panama amended its fiscal agency agreement with The Bank of New York Mellon (formerly JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

As of December 31, 2009, approximately 81.7% of the total public sector external debt was owed to commercial lenders and bondholders, with 16.1% owed to multilateral institutions and 2.2% owed to bilateral lenders.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 25

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	Amount Issued		Principal Amount(s) Outstanding at December 31, 2009(1)

MULTILATERAL ORGANIZATIONS
International Monetary Fund	Floating	Various	Various	Various	$0.0		$0.0
World Bank	Various	Various	Various	Various	955.7		435.0	(2)
Inter-American Development Bank	Various	Various	Various	Various	2,021.5	(2)	1,028.5	(2)
International Agricultural Development Fund	Various	Various	Various	Various	64.7	(2)	6.3	(2)
European Investment Bank	Floating	Various	Various	Semiannually	90.0		47.8
Andean Development Corporation	Floating	Various	Various	Semiannually	86.1		76.1

Total (Multilateral Organizations)							$1,593.8

BILATERAL ORGANIZATIONS
Government Direct Creditors(3)	Fixed	Various	Various	Semiannually	$345.9	(2)	$100.1	(2)
Banks with Official Guarantees	Various	Various	Various	Semiannually	112.5	(2)	62.3	(2)
Support Groups	Fixed	Various	Various	Semiannually	162.8	(2)	56.8	(2)

Total (Bilateral Organizations)							$219.2

Commercial Banks	Various	Various	Various	Semiannually	$275.3		$218.8

BONDS
Global Bonds due 2036	6.70%	26-Jan-06	26-Jan-36	Various	1,813.3		$1,785.3
Global Bonds due 2027	8-7/8%	26-Sep-97	30-Sep-27	Bullet	975.0		975.0
Global Bonds due 2029	9.375%	31-Mar-99	1-Apr-29	Bullet	500.0		951.4
Global Bonds due 2020	10.75%	13-July-00	15-May-20	Bullet	350.0		30.7
Global Bonds due 2011	9.625%	8-Feb-01	8-Feb-11	Bullet	750.0		332.9
Global Bonds due 2012	9.375%	23-Jan-02	23-July-12	Bullet	500.0		232.5
Global Bonds due 2023	9.375%	03-Dec-02	16-Jan-23	Bullet	756.0		138.9
Global Bonds due 2026	7.125%	29-Nov-05	29-Jan-26	Bullet	980.0		980.0
Global Bonds due 2034	8.125%	28-Jan-04	28-Apr-34	Bullet	500.0		172.8
Global Bonds due 2020	5.200%	16-Nov-09	30-Jan-20	Bullet	1,000.0		1,000.0
Global Bonds due 2015	7.250%	23-Nov-06	15-Mar-15	Bullet	1,148.0		1,471.0

Total (Bonds)							$8,070.6

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2009.
(2)	Various currencies.
(3)	Includes former account for AID and AID-Guaranteed.

Source: Ministry of Economy and Finance.

TABLE NO. 26

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortizations	Disbursed		Principal Amount Outstanding as of December 31, 2009(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank	Various	Various	Various	Semiannually	$21.6	(2)	$44.3	(2)
Bilateral Organizations
Government Suppliers	Fixed	Various	Various	Semiannually	$0.0		$3.5
Total							$47.8

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2009.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 27

Internal Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	Principal Amount(s) Outstanding at December 31, 2009(1)
					(in millions of dollars)
I. Bonds
Treasury Notes 2010	5.75%	Semiannually	Various 2004	June 2010	$196.27
Treasury Notes 2015	7.00%	Semiannually	Various 2005	December 2015	$28.82
Treasury Notes 2011	6.00%	Semiannually	Various 2006	July 2011	$12.95
Treasury Notes 2011	6.00%	Semiannually	Various 2006	November 2011	$10.00
Treasury Notes 2011	6.00%	Semiannually	Various 2006	July 2011	$17.10
Total (Bonds)					$265.13

(1)	Instruments with a maturity of more than one year.

Source: Ministry of Economy and Finance.